UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

SUMMA INDUSTRIES

(Name of Subject Company)

SUMMA INDUSTRIES

(Name of Person Filing Statement)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

86562T105

(CUSIP Number of Class of Securities)

Trygve M. Thoresen
Vice President and General Counsel
Summa Industries
One Park Plaza, Suite 600
Irvine, California  92614
949-852-7315

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person Filing Statement)

with copies to:

Jon W. Newby	C. Thomas Hopkins
Sheppard, Mullin, Richter & Hampton LLP	Sheppard, Mullin, Richter & Hampton LLP
1901 Avenue of the Stars, Suite 1600	800 Anacapa Street
Los Angeles, CA 90067	Santa Barbara, CA 93101
(310) 228-3700	(805) 568-1151

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Solicitation/Recommendation Statement on Schedule 14D–9 (“Schedule 14D–9”) relates to an offer by Habasit Holding USA, Inc. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Habasit Holding AG, a company formed under the laws of Switzerland (“Habasit”), to purchase all the outstanding shares of common stock, $.001 par value (the “Shares”), of Summa Industries, a Delaware corporation (“Summa”). On August 31, 2006, Summa, Habasit and Purchaser entered into an Agreement and Plan of Merger (the “Merger Agreement”) relating to the purchase of the Shares.

If the Offer (as defined below) is consummated, as soon as practicable after the consummation of the Offer, Purchaser will merge with and into Summa (the “Merger”) in accordance with the applicable provisions of the Delaware General Corporation Law (the “DGCL”), and Summa will become a wholly-owned subsidiary of Habasit. At the effective time of the Merger, each Share then outstanding (other than Shares that are owned by Purchaser and Shares held by stockholders who have properly exercised dissenters’ appraisal rights under the DGCL) will be converted into the right to receive a cash amount equal to the Offer Price (as defined below) without interest.

Item 1. Subject Company Information.

(a)   Name and Address:  The name of the subject company is Summa Industries. The address of the principal executive offices of Summa is 21250 Hawthorne Blvd., Suite 500, Torrance, California 90503. The telephone number of Summa at its principal executive offices is (310) 792-7024. Summa’s website address is www.summaindustries.com.

(b)   Securities:  The title of the class of equity securities to which this Schedule 14D–9 relates is the common stock, par value $0.001 per share, of Summa, or the Shares. As of August 31, 2006, there were 3,907,127 Shares issued and outstanding.

Item 2.   Identity and Background of Filing Person.

(a)   Name and Address:  The filing person is the subject company. Summa’s name, business address and business telephone number are set forth in Item 1(a) above.

(b)   Tender Offer:  This Schedule 14D–9 relates to the tender offer by Purchaser, a wholly-owned subsidiary of Habasit, to acquire each issued and outstanding Share of Summa in exchange for $15.00 per Share, net to the seller in cash, without interest (as such amount may be increased, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase of Purchaser, dated September 8, 2006 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”). The Offer to Purchase and the Letter of Transmittal, together with any supplements or amendments thereto, collectively constitute the “Offer.”  The Offer commenced on September 8, 2006 and expires at 12:00 midnight, New York City time, on October 6, 2006, the date that is twenty business days after the commencement date, unless it is extended in accordance with its terms. The obligation of Purchaser to consummate the Offer is conditioned on, among other things, there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares that, together with any other Shares owned by Habasit and its subsidiaries, constitutes at least a majority of the Shares then outstanding (the “Minimum Tender Condition”).

The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, together with the exhibits and annexes thereto, the “Schedule TO”), filed by Habasit and Purchaser with the Securities and Exchange Commission on September 8, 2006. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B) to the Schedule TO, respectively.

The Offer is being made pursuant to the Merger Agreement entered into, by and among Habasit, Purchaser and Summa. The Merger Agreement provides, among other things, that as promptly as practicable after the consummation of the Offer and satisfaction or waiver of the other applicable conditions set forth therein, the Merger will be effectuated, with Summa continuing as the surviving corporation (the “Surviving Corporation”) and a wholly-owned subsidiary of Habasit. The Surviving Corporation will succeed to and assume all the rights and obligations of Purchaser in accordance with the DGCL. Immediately prior to the effective time of the Merger, each Share then issued and outstanding (other than (i) Shares owned by Summa (as treasury stock), Habasit or any subsidiary of Habasit (including Purchaser), which will be cancelled, and (ii) Shares held by any stockholder who is entitled to demand and properly demands appraisal of the Shares under Section 262 of the DGCL), will be converted into the right to receive from the Surviving Corporation in cash, without interest, the Offer Price. After the Merger, Shares will no longer be outstanding and will automatically be cancelled and will cease to exist, and each holder of a certificate that immediately prior to the effective time of the Merger represented any Shares (a “Certificate”) will cease to have any rights with respect thereto, except the right to receive the Offer Price for each Share cancelled. A copy of the Merger Agreement is filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

As set forth in the Schedule TO, the address of the principal executive offices of Habasit is Romerstrasse 1, 4153 Reinach, Switzerland, and the telephone number at such principal executive offices is (011) 41-61-715-1515, and the address of the principal executive offices of Purchaser is 305 Satellite Boulevard, P.O. Box 80507, Suwanee, Georgia 30024, and the telephone number of such principal executive office is (800) 458-6431.

Item 3.   Past Contacts, Transactions, Negotiations and Agreements.

The information contained in the Information Statement attached hereto as Schedule II is incorporated herein by reference. Each material agreement, arrangement or understanding and any actual or potential conflict of interest between Summa or its affiliates and (a) Summa’s executive officers, directors or affiliates or (b) Habasit, Purchaser or their respective executive officers, directors or affiliates, is either incorporated herein by reference as a result of the previous sentence or described below.

The Merger Agreement.   The summary of the Merger Agreement and the description of the conditions to the Offer are contained in Section 12 of the Offer to Purchase (which is being mailed to Summa’s stockholders together with this Schedule 14D–9), which section is incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule 14D–9 and is incorporated herein by reference.

The Stockholder Tender Agreement.   Concurrently with the execution and delivery of the Merger Agreement, Mr. James R. Swartwout entered into a Stockholder Tender Agreement with Habasit (the “Stockholder Tender Agreement”). Mr. Swartwout is the Chairman, President, Chief Executive Officer and Chief Financial Officer, and a director, of Summa, but entered into the Stockholder Tender Agreement with Habasit solely in his capacity as a stockholder of Summa. Pursuant to the terms of the Stockholder Tender Agreement, Mr. Swartwout agreed, among other things, to tender in the Offer all Shares owned by him and to vote his Shares against (i) any action that would result in a breach by Summa of the Merger Agreement, (ii) any action that would cause the conditions to Purchaser’s obligation to consummate the Offer not to be satisfied, (iii) any tender or exchange offer, merger, liquidation, disposition of assets or similar transaction (other than the Offer and Merger), (iv) any change in the majority of Summa’s board of directors, except as provided in the Merger Agreement, and (v) any other action which is intended, or would be reasonably expected, to adversely affect the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement. Mr. Swartwout also agreed to refrain from transferring ownership of or voting rights to any of his Shares or options to acquire Shares prior to the consummation of the Merger, except in limited circumstances. The Stockholder Tender

Agreement also irrevocably appoints Habasit as Mr. Swartwout’s proxy to vote all of his Shares in the manner described above. The Stockholder Tender Agreement terminates upon the first to occur of the termination of the Merger Agreement, Purchaser’s acceptance for purchase of all of Mr. Swartwout’s Shares in the Offer, or Purchaser reducing the number of Shares subject to the Offer, reducing the Offer Price, changing the Minimum Tender Condition, adding to or modifying any other condition to the Offer in a matter adverse to Mr. Swartwout or changing the form of consideration payable in the Offer. The 127,882 Shares beneficially owned by Mr. Swartwout and subject to the Stockholder Tender Agreement constitute approximately 3.3% of the Shares outstanding as of August 31, 2006. Mr. Swartwout beneficially owns an additional 275,000 Shares which he has the right to acquire upon the exercise of vested stock options. This summary is qualified in its entirety by reference to the Stockholder Tender Agreement, which has been filed as Exhibit (e)(2) to this Schedule 14D–9 and is incorporated herein by reference.

Confidentiality Agreement.   In connection with Habasit’s prior consideration of the purchase of a Summa subsidiary on a stand-alone basis, which transaction did not materialize, a Confidentiality Agreement, dated December 21, 2004 (the “Confidentiality Agreement”), was entered into between Summa and an affiliate of Habasit. The Confidentiality Agreement was not terminated and was in effect during, and applied to, Habasit’s due diligence investigations of Summa in connection with the Merger. The Confidentiality Agreement contains customary provisions pursuant to which Habasit has agreed to keep confidential all non-public, confidential information relating to Summa disclosed to it by Summa and certain other covenants made by Habasit to Summa, including standstill provisions. This summary is qualified in its entirety by reference to the Confidentiality Agreement, which has been filed as Exhibit (e)(3) to this Schedule 14D–9 and is incorporated herein by reference.

Summa Option Plans.   As of the date hereof, there are outstanding options to purchase Shares under Summa’s 1991 Stock Option Plan, 1995 Stock Option Plan, as amended, 1999 Stock Option Plan, as amended, Amended and Restated 2005 Equity Incentive Plan, Calnetics Acquisition Stock Option Plan, Falcon Acquisition Stock Option Plan, Plastron Acquisition Stock Option Plan, and Plastic Specialties, Inc. Acquisition Stock Option Plan  (collectively, the “Summa Option Plans”). Pursuant to the Merger Agreement, effective as soon as practicable following the date of the Merger Agreement, Summa is obligated to take all action necessary so that the option granted under the Amended and Restated 2005 Equity Incentive Plan (the “2005 Option Plan” and the option granted thereunder being the “2005 Option”), assuming that it remains outstanding and unexercised immediately prior to the date upon which Purchaser purchases the Shares validly tendered in the Offer (the “Acceptance Date”), and whether vested or unvested, will be cancelled immediately following the Acceptance Date. In exchange, the holder of the 2005 Option will be entitled to receive a payment in cash from Summa in an amount equal to the product of (i) the excess, if any, of the Offer Price over the exercise price per share of the Shares subject to the 2005 Option, multiplied by (ii) the number of Shares subject to the 2005 Option (the “2005 Option Cash Payment”), such that, after the Acceptance Date, no 2005 Options will remain outstanding and the holder of the 2005 Option will cease to have any rights with respect thereto, except the right to receive the 2005 Option Cash Payment.

Summa, Habasit and Purchaser intend to take, and following the Acceptance Date have agreed to use their commercially reasonable efforts in compliance with applicable laws to take, such actions as are necessary such that each option granted under any Summa Option Plan other than the 2005 Option Plan (the “Non–2005 Options”) which is outstanding and unexercised immediately prior to the Acceptance Date, whether vested or unvested, shall, following the Acceptance Date and upon the delivery to Summa of a consent and release by the holder of such Non–2005 Option (which consent and release must be in a form reasonably acceptable to Summa, Habasit and Purchaser), be cancelled, with the holder thereof becoming entitled to receive a payment in cash from Summa in an amount equal to the product of (i) the excess, if any, of the Offer Price over the exercise price per Share subject to such option, multiplied by (ii) the number of Shares subject to such option (the “Non–2005 Option Cash Payment”) and with the holder of the option ceasing to have any rights with respect thereto, except the right to receive the Non–2005 Option Cash Payment.

As a result of the foregoing, and assuming that the consummation of the Offer occurs on the earliest expiration date possible, up to a total of 120,000 outstanding unvested Options will become vested and exercisable, all of which are held by executive officers of Summa or officers of Summa subsidiaries. The numbers of unvested Options so vesting, and the approximate dollar value thereof based on the Offer Price, for the executive officers of Summa as a group are, respectively: Mr. Swartwout, 0 and $0; Mr. Thoresen, 20,000 and $145,000; Mr. Walbrun, 10,000 and $72,500; and Mr. Rivera, 10,000 and $72,500; and all executive officers as a group, 40,000 and $290,000.

Indemnification of Directors and Officers.   The Merger Agreement provides that all rights to indemnification and all limitations of liability existing on the date of the Merger Agreement in favor of the directors and officers of Summa and its subsidiaries as provided in their respective certificates of incorporation or bylaws or in indemnification agreements with such directors and officers, will survive the Merger and continue in full force and effect in accordance with their terms for a period of six years from the effective time of the Merger, unless otherwise required by law. In addition, Habasit has agreed to cause the Surviving Corporation to indemnify the directors or officers of Summa and its subsidiaries, and to advance fees and expenses (subject to an undertaking to repay) to the same extent as they are indemnified and advanced on the date of the Merger Agreement against all claims based on or arising out of the fact that such person is or was a director or officer of Summa or any of its subsidiaries, in each case to the extent that such claims pertains to any matter or fact arising, existing or occurring before or at the effective time of the Merger (including to the extent any such claim is based on or arises out of the Merger Agreement or transactions contemplated thereby). Habasit has agreed to cause the Surviving Corporation to provide the foregoing indemnification and other obligations.

Directors’ and Officers’ Insurance.   The Merger Agreement provides that Habasit will cause the Surviving Corporation to maintain for a period of six years from the effective time of the Merger the current officers’ and directors’ liability insurance policy (the “D&O Insurance”) of Summa, provided that the Surviving Corporation may substitute for the current policy a policy or policies providing at least the same coverage containing terms and conditions which are in the aggregate not less advantageous to the insured parties than the current policy. The obligations of Habasit and the Surviving Corporation with respect to D&O Insurance shall be satisfied if Summa, prior to the effective time of the Merger and only with Habasit’s prior written consent, or the Surviving Corporation after the effective time of the Merger purchases a six-year, prepaid “tail” policy on terms and conditions (including without limitation coverage amounts) that are at least as favorable in the aggregate as the terms and conditions as Summa’s current D&O Insurance.

Employment  Agreements with Change of Control Provisions.   Summa has previously entered into employment agreements with all four of its executive officers which provide for payments upon a “change of control” as defined in those agreements under certain circumstances (collectively, the “Change of Control Agreements”). The Change in Control Agreements with each of Messrs. Swartwout, Thoresen and Walbrun provide for a payment upon a “change of control” as defined in the Change in Control Agreements, and the Change in Control Agreements with each of Messrs. Swartwout, Thoresen and Walbrun and Ms. Rivera provide for additional payments and benefits in the event the executive’s employment is terminated by Summa for any reason other than “cause” or by the executive for “good reason” on or within two years following a “change of control” as defined in these agreements, in exchange for the executive’s covenant not to compete with Summa.

The purchase of Shares pursuant to the Offer would constitute a “change of control” as that term is defined in the Change of Control Agreements, and at that time the executive officers would become entitled to cash payments in the following amounts: Mr. Swartwout, $770,000; Mr. Thoresen, $330,000; and

Mr. Walbrun, $179,000. The amount to which Messrs. Thoresen and Walbrun are entitled is subject to increase if the performance bonus awarded to them by Summa for fiscal 2006 is paid prior to the change of control and is greater than the largest of the last three annual performance bonuses paid to them. The Compensation Committee of Summa’s Board of Directors typically meets to determine the performance bonus paid to Summa’s executive officers in late September or early October, when financial statements for the most recently concluded fiscal year become available for their review, so Summa expects that the performance bonus for fiscal 2006 will be paid to Messrs. Thoresen and Walbrun prior to the purchase of Shares pursuant to the Offer, and it is possible that such performance bonus will be greater than any of the last three performance bonuses paid to them. In that case, the amount payable to Messrs. Thoresen and Walbrun would be increased. Because the annual base salary paid to Messrs. Thoresen and Walbrun for fiscal 2006 was $275,000 and $154,000 respectively, and each of their Change of Control Agreements provides that the maximum performance bonus payable is equal to 40% of their annual base salary for such fiscal year, the maximum possible change in control cash payment to which Messrs. Thoresen and Walbrun would be entitled, assuming each received the maximum possible performance bonus in fiscal 2006, is $385,000 and $215,600, respectively.

In addition, as a result of the purchase of Shares pursuant to the Offer, assuming that each of the executive officers is in fact terminated for any reason other than cause or resigns for good reason within two years following the date of the purchase of Shares pursuant to the Offer, the respective amounts of cash severance payable to them under the Change of Control Agreements are approximately as follows: Mr. Swartwout, $900,000; Mr. Thoresen, $330,000; Mr. Walbrun, $179,000; and Ms. Rivera, $159,000, which amounts are subject to increase if the performance bonuses for Summa’s fiscal year ended August 31, 2006, which have not yet been determined by the Compensation Committee of Summa’s Board of Directors, are paid prior to the change of control and are greater than the largest of the last three annual performance bonuses paid to them. Any payments resulting from a change in control are subject to reduction if such payments would trigger certain negative tax consequences to Summa. The Change of Control Agreements are described in the section of Schedule II to this Schedule 14D–9 entitled ‘‘Existing Employment Agreements with Summa.”

New Employment  Agreements with Purchaser.   On September 6, 2006, Purchaser entered into a new employment agreement with Mr. Swartwout dated as of August 31, 2006, and an amended and restated employment agreement with Mr. Thoresen, dated as of August 31, 2006. Both of these new employment agreements become effective, if at all, only upon the consummation of the Merger. Both agreements have an initial term, subject to earlier termination, and thereafter will continue in effect unless terminated in accordance with the employment agreement. Both new employment agreements also have customary confidentiality, indemnification and non-compete provisions.

The employment agreement with Mr. Swartwout will supersede, at the effective time of the Merger, our amended and restated employment agreement with Mr. Swartwout dated June 1, 2001. The agreement sets forth the terms of his employment with Purchaser as its president, chief executive officer and chief financial officer and provides for, among other matters: (1) an initial term of three years, (2) a base salary of $385,000 per annum, (3) performance-based cash bonuses of up to $195,000 per annum based on the achievement of specific goals set forth in the agreement, and (4) discretionary special bonuses awarded by the Summa board of directors in consideration of the accomplishment of corporate development or other extraordinary objectives. Under the employment agreement, Summa may terminate the employment agreement for cause (as that term is defined in his employment agreement) at any time or without cause effective on or after the expiration of the initial term with not less than one year’s notice. In the event that Mr. Swartwout’s employment is terminated by us without cause, or is terminated by Mr. Swartwout for good reason (as that term is defined in his employment agreement), during the initial term for reasons other than death, total disability (as that term is defined in his employment agreement) or cause,

Mr. Swartwout will be entitled to a severance payment equal to his then-current base salary for the remainder of the initial term or, if greater, one year.

The employment agreement with Mr. Thoresen will amend and restate, at the effective time of the Merger, our amended and restated employment agreement with Mr. Thoresen dated June 1, 2001. The agreement sets forth the terms of his employment with Summa as our vice president of business development, general counsel and secretary and provides for, among other matters: (1) an initial term of two years and successive renewal terms of one year, (2) a base salary of $275,000 per annum, and (3) performance-based cash bonuses of up to 40% of base salary per annum based on the achievement of specific goals in accordance with the terms of a bonus plan or arrangement adopted and administered by our board of directors for our senior executives. Under the employment agreement, Purchaser may terminate the employment agreement for cause (as that term is defined in his employment agreement) at any time or without cause effective prior to the expiration of the initial term with not less than twelve months notice, or without cause effective at the expiration of the initial term with not less than 30 days notice. However, if Summa terminates Mr. Thoresen’s employment without cause (as that term is defined in his employment agreement), or Mr. Thoresen terminates his employment for good reason (as that term is defined in his employment agreement), Mr. Thoresen will be entitled to a severance payment equal to his then-current base salary for the remainder of the initial term or renewal term, as applicable.

Copies of the employment agreements entered into between the Purchaser and Messrs. Swartwout and Thoresen are attached hereto as Exhibits (e)(4) and (e)(5), respectively, and each of them is incorporated herein by reference. The foregoing description of the employment agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the respective employment agreements.

Item 4.   The Solicitation or Recommendation.

Recommendation of the Board of Directors.

The board of directors of Summa (the “Board” or the “Board of Directors”), at a meeting held on August 31, 2006, unanimously adopted resolutions approving and declaring advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger. The Board also unanimously adopted resolutions determining that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of Summa and its stockholders. The Board also unanimously adopted resolutions recommending that Summa’s stockholders approve, if necessary, the agreement of merger (as such term is used in Section 251 of the DGCL) contained in the Merger Agreement and accept the Offer and tender their Shares in the Offer.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES IN THE OFFER.

Background

For the last several years, Summa’s Board of Directors has believed that the inherent value of Summa’s business has not been reflected in the trading price of Summa’s stock on the Nasdaq Global Market. Over that period, Summa’s Board, together with the management of Summa, has explored a number of strategic alternatives to allow stockholders to realize and maximize that value, including operational improvements, a stock buy–back program, the issuance of cash dividends, sales of business units (segments), sales of non-core operating assets, the sale of the entire company or the merger of Summa with another publicly-traded company.

As part of this process, Summa’s management has from time to time engaged in discussions with representatives of other parties regarding various strategic alternatives, including a sale of Summa, and has received expressions of interest at prices per share which the Board determined were inadequate.

Since 2001, Harry Cardillo, the president of Habasit’s primary U.S. operating subsidiary, has contacted James R. Swartwout, Summa’s Chairman, President, Chief Executive Officer and Chief Financial Officer, at least annually to inquire whether Summa would be interested in selling its Material Handling Components segment to Habasit. Prior to December 2004, Mr. Swartwout consistently responded that Summa was not interested in such a transaction as the Board had concluded a sale of that segment on a stand-alone basis was not in the best interests of Summa and its stockholders at such times.

In December 2004, Summa received an expression of interest from a third party regarding its Material Handling Components segment. In response, Mr. Swartwout contacted certain other companies, including Habasit, to solicit multiple concurrent bids for the segment. On December 21, 2004, as part of this process, Summa entered into a confidentiality agreement with a U.S. subsidiary of Habasit, which contained customary standstill provisions designed to motivate Habasit to submit its best offer. Summa and Habasit did not seriously enter into discussions at that time and no deal was reached with any party, as the Board determined that the contemplated proposed purchase prices were not reflective of the Material Handling Components segment’s value.

In April 2006, Mr. Cardillo again telephoned Mr. Swartwout to discuss a possible sale of Summa’s Material Handling Components segment to Habasit. During that conversation, Mr. Swartwout expressed to Mr. Cardillo that while Summa was not at that time interested in divesting its Material Handling Components segment, Summa might be receptive to an offer from Habasit to purchase the entire company.

On April 19, 2006, the Board held a regular meeting at which Summa’s management presented the Board with an assessment of Summa’s strategic alternatives and a summary of management’s recent initiatives in that respect. At the meeting, the Board continued its discussion regarding Summa’s strategic direction, including a discussion of a divestiture of one or more segments and a possible sale of the entire company.

Mr. Cardillo telephoned Mr. Swartwout in early May 2006 and invited Mr. Swartwout to meet with him and Giovanni Volpi, the Chief Executive Officer of Habasit, in person to discuss a potential sale of Summa to Habasit. Mr. Swartwout accepted his invitation, and the individuals met near Atlanta, Georgia on May 11, 2006 to discuss possible transactions. On May 12, 2006, Mr. Swartwout sent an email to Mr. Volpi to clarify certain points discussed at their May 11, 2006 meeting. On May 24, 2006, Mr. Cardillo telephoned Mr. Swartwout to express that Habasit was interested in pursuing an acquisition of Summa, indicated that Habasit was considering retaining financial advisors and legal counsel, and advised Mr. Swartwout that Summa could expect an indication of interest from Habasit within a few weeks.

On June 17, 2006, Mr. Cardillo called Mr. Swartwout and again invited Mr. Swartwout to meet with him and Mr. Volpi in person to further discuss a potential acquisition of Summa by Habasit. As a result of this invitation, on June 21, 2006, Summa retained Sheppard, Mullin, Richter & Hampton LLP as legal advisors to advise the Board with respect to its fiduciary duties in connection with a potential sale of Summa and to represent it in connection with such transaction if it proceeded. Mr. Swartwout accepted Mr. Cardillo’s invitation, and, on June 27, 2006, met with Mr. Volpi in Milan, Italy to discuss possible structures and ranges of consideration for an acquisition of Summa by Habasit. At the June 27, 2006 meeting, Mr. Volpi tentatively indicated that Habasit was considering an offer of $15.44 per share for Summa, but that such offer was fully contingent on Habasit completing a full due diligence investigation of Summa and on a more complete understanding of the effect of Summa’s outstanding stock options upon the total consideration.

On June 28, 2006, Mr. Swartwout sent Mr. Giovanni an email which included an analysis of Summa’s outstanding stock options and their effect on the total consideration to be paid by Habasit for Summa.

On July 1, 2006, Mr. Swartwout sent the members of the Board an email summarizing the terms of Habasit’s verbal indication of interest, as well as other strategic alternatives that were or might be available to Summa, and providing a discussion of the Board’s fiduciary duties in connection with a potential sale of Summa.

The Board held a regular meeting on July 6, 2006 and discussed all of Summa’s strategic options, including a proposed sale of the entire company to Habasit. At the meeting, Mr. Thoresen, Summa’s general counsel, reviewed with the Board their responsibilities in connection with the sale process and possible sale of all of Summa (matters that had previously been discussed during the process). After discussion and deliberation, the Board instructed management to continue negotiations with Habasit regarding a possible sale of the entire company to Habasit.

Also on July 6, 2006, Summa received a draft non-binding letter of intent from Habasit’s legal advisors proposing an acquisition of Summa at a price per share of $15.00 in cash. On July 7, 2006, legal advisors to Summa and Habasit discussed the terms of this non-binding letter of intent, and on July 10, 2006 and again on July 12, 2006, legal advisors to Summa and Habasit had further negotiations with respect to its terms.

On July 12, 2006, Summa received a revised non-binding letter of intent from Habasit at the same $15.00 in cash per share price, structured as a tender offer for all of Summa’s outstanding shares followed by a merger of a wholly-owned subsidiary of Habasit with and into Summa, and providing that Habasit would have the exclusive right to conduct a due diligence investigation of Summa and negotiate a possible sale of Summa for 30 days from its date.

The Board held a special meeting on July 14, 2006 to review this revised non-binding letter of intent, and, after a review of Summa’s strategic alternatives, the Board unanimously approved the terms of the letter of intent and authorized Summa’s management to enter into the letter of intent and to permit Habasit to conduct a due diligence review of Summa. At the meeting, the Board also authorized Mr. Swartwout to contact investment banking firms to explore and negotiate the terms of an engagement to serve as Summa’s financial advisors in connection with a possible sale of the company, and to provide an opinion with respect to the fairness of possible sales to Summa’s stockholders. Summa and Habasit entered in the non-binding letter of intent on July 14, 2006 with a date as of July 17, 2006.

On July 17, 2006, Habasit commenced its due diligence review of Summa, and over the next six weeks continued to conduct extensive due diligence concerning Summa. During this time, the representatives and legal advisors of Habasit also held telephone conversations concerning transaction structuring and timing and diligence matters with Summa and with Sheppard, Mullin.

On July 31, 2006, Habasit’s legal advisors delivered a draft agreement and plan of merger to Summa’s legal advisors. Summa’s legal advisors reviewed the draft agreement and plan of merger with Summa’s management, and provided comments on the draft agreement to Habasit’s legal advisors on August 4, 2006. Over the next four weeks, the representatives and legal advisors of Summa and Habasit conducted a number of telephone conferences and exchanged drafts of proposed merger agreements and a proposed stockholder tender agreement in an effort to negotiate the terms of the proposed sale, including the terms of Habasit’s offer to purchase Summa’s shares and the merger.

On August 9, 2006, Summa retained Duff & Phelps to serve as Summa’s financial advisor in connection with a possible sale of the company to Habasit and to provide a review of the fairness of any such possible sale to Summa’s stockholders.

On August 10, 2006, legal advisors to Summa and Habasit conferred regarding the impact of U.S. and non–U.S. antitrust laws on the proposed structure of the sale. On August 16, 2006, the exclusivity provisions of the non–binding letter of intent lapsed. Habasit and Summa continued to discuss a possible sale, and on August 17, 2006, representatives and legal advisors of Summa and legal advisors to Habasit conferred to negotiate certain terms of the draft merger agreement.

On August 24, 2006, the Board held a special meeting with its legal and financial advisors and discussed the tentatively negotiated terms of the proposed sale with its legal and financial advisors and among themselves. Representatives and legal advisors of Summa and Habasit continued to hold telephone conferences and engage in the negotiation of the draft merger agreement.

On August 31, 2006, the Board met to review the latest draft of the merger agreement submitted by Habasit. During the meeting, Sheppard, Mullin again provided the Board with advice on the Board’s fiduciary duties in considering the possible sale. Sheppard, Mullin then reviewed in detail the proposed terms of the Merger Agreement, including, among other things, the structure of the transaction and the Offer, the conditions to the Offer, the Company’s representations, warranties and covenants, the ability of Summa to receive (but not solicit) alternative proposals for the acquisition of Summa, termination rights of Summa and Habasit (including Summa’s right to terminate to accept a superior proposal), the circumstances in which a termination fee would be payable by Summa and the absence of any financing condition. Representatives of Duff & Phelps then delivered to the Board its oral opinion, subsequently confirmed in writing, to the effect that, as of August 31, 2006, the $15.00 per Share in cash to be received by the holders of Shares in the Offer and the Merger pursuant to the Merger Agreement was fair from a financial point of view to the public shareholders of Summa. The Board then voted unanimously to approve, adopt and declare advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger.

On the evening of August 31, 2006, Habasit, Purchaser and Summa executed the definitive Merger Agreement, and Habasit and Mr. Swartwout executed the Stockholder Tender Agreement. On the morning of September 1, 2006, Summa and Habasit publicly announced the transaction through the issuance of a joint press release and the filing with the SEC of the press release, Merger Agreement and Stockholder Tender Agreement.

On September 6, 2006, Purchaser entered into the new employment agreement with Mr. Swartwout and an amended and restated employment agreement with Mr. Thoresen, which employment agreements will become effective only upon the closing of the Merger.

On September 8, 2006, Habasit and Purchaser commenced the Offer and filed a Schedule TO with the SEC. In addition, on September 8, 2006, Summa filed this Schedule 14D–9 with the SEC relating to the Offer.

Reasons For The Recommendation Of The Board Of Directors

In reaching its recommendations described above in this Item 4, the Board considered a number of factors, including the following:

Transaction Financial Terms/Premium to Market Price.   The Board considered the relationship of the consideration to be paid in the Offer and the Merger to recent and historical market prices of Summa’s common stock. The Offer Price of $15.00 per Share represented a 76% premium over the $8.51 closing price of the Shares on August 31, 2006 (the last trading day prior to the announcement of the Merger Agreement), a 47% premium over the 52-week high trading price of $10.20 per Share on September 6, 2005, and a 107% premium over the 52-week low trading price of the Shares of $7.25 on March 31, 2006.

Timing for Obtaining Consideration.   The Board considered that the Merger Agreement provides for a prompt cash tender offer for all Shares to be followed by a merger for the same per Share consideration, thereby enabling holders of the Shares, at the earliest possible time consistent with applicable law, to obtain the benefits of the transaction in exchange for their Shares.

No Financing Condition.   The Board considered the fact that the Offer would not be subject to a financing condition, that Habasit has significant financial capacity and that Habasit represented that it has sufficient funds available to consummate the Offer and the Merger and the related transactions.

Cash Consideration.   The Board viewed as desirable that the Offer Price and Merger consideration are payable in cash, thereby eliminating any uncertainties in valuing consideration. The Board considered that the cash consideration to be received by the holders of the Shares in the Offer and Merger would be taxable to such holders for U.S. federal income tax purposes.

Opinion of Financial Advisor.   The written opinion of Duff & Phelps that, as of August 31, 2006 and based upon and subject to the factors and assumptions set forth in its opinion, the $15.00 per Share in cash to be received by the holders of Shares in the Offer and the Merger pursuant to the Merger Agreement was fair from a financial point of view to the public shareholders of Summa. The full text of the written opinion of Duff & Phelps, dated August 31, 2006, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Schedule I. Duff & Phelps provided its opinion for the information and assistance of Summa’s Board of Directors in connection with its consideration of the Offer and the Merger. The Duff & Phelps opinion is not a recommendation as to whether or not any holder of Shares should tender the Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger. Pursuant to an engagement letter between Summa and Duff & Phelps,  Summa has agreed to pay Duff & Phelps a fee of $175,000. $87,500 was paid when Duff & Phelps was engaged, and the remaining $87,500 was payable when Duff & Phelps informed the Summa board of directors that they were prepared to deliver the fairness opinion. No portion of these fees is contingent upon the consummation of a transaction or the conclusion reached in the opinion.

Summa’s Operating and Financial Condition.   The Board considered the current and historical financial condition and results of operations of Summa, and the current and potential economic and operating conditions in the various businesses in which Summa operates.

Summa’s Strategic Business Plan.   The Board considered Summa’s strategic business plan and the assumptions underlying such plan (including current and potential conditions in the industries in which Summa’s businesses operate), the potential market valuation of the Shares assuming the plan’s goals were achieved, and the risks involved in achieving the plan’s goals.

Strategic Alternatives.   The Board considered the presentations of Summa’s management regarding the strategic alternatives available to Summa, including remaining an independent public company (with the associated additional compliance costs, which have significantly increased in recent years), the possibility of spinning off or selling one or more of its existing businesses or being acquired by other companies, the possibility of acquisitions or mergers with other companies in such industries or other public companies of comparable size, and other transactions, as well as the potential values, risks and uncertainties associated with such alternatives. The Board determined not to pursue other strategic alternatives in light of its belief that the Offer and the Merger maximized stockholder value and represented the best transaction reasonably available to stockholders.

Alternative Proposals.   The Board considered, after discussions with Summa’s senior management, that in light of (i) the limited number of possible strategic acquirors in the industries in which Summa operates who had expressed interest in acquiring Summa, (ii) significantly lower range of prices indicated by potential financial acquirors and (iii) the price offered by Habasit, it was unlikely that any party would propose an alternative transaction that would be more favorable to Summa and its stockholders than the Offer and the Merger.

Likelihood of Consummation.   The Board considered that the Offer and the Merger would likely be consummated in light of the fact that (i) Habasit has the financial ability and willingness to consummate the Offer and the Merger, (ii) the Offer and the Merger are not subject to any financing condition, (iii) the Offer and the Merger are subject to limited conditions and (iv) the proposed acquisition was unlikely to encounter significant regulatory obstacles.

Ability to Consider Alternative Transactions.   The Board viewed favorably the fact that under the terms of the Merger Agreement, while Summa is prohibited from soliciting or encouraging acquisition proposals from third parties, it may furnish information to and participate in negotiations with third parties in response to a bona fide written acquisition proposal if (a) the Board reasonably determines in good faith, after consultation with its financial advisor and outside legal counsel, that (i) the person’s acquisition proposal constitutes or would reasonably be expected to constitute or result in a superior proposal to the Offer (which includes a determination that the person submitting the acquisition proposal is reasonably capable of consummating the acquisition proposal taking into account the legal, financial, regulatory and other aspects of the acquisition proposal), and (ii) the failure to participate in such discussions or negotiations or to furnish such information would be inconsistent with the fiduciary duties of the Board to Summa’s stockholders under applicable law, (b) as promptly as practicable (and in no event later than 24 hours) prior to furnishing or disclosing any nonpublic information to or entering into discovery with that person, Summa gives Habasit written notice of the identity of such person, a reasonably detailed description of the superior offer and of Summa’s intention to participate in discussions or negotiations with, or furnish or disclose nonpublic information to, that person, (c) in each such case, the Board has received from the person being furnished or disclosed any nonpublic information, an executed confidentiality agreement on terms no less favorable to Summa than those contained in the confidentiality agreement entered into between Summa and an affiliate of Habasit and (d) simultaneously with or as promptly as practicable after furnishing or disclosing any nonpublic information to that person, Summa furnishes such information to Habasit (to the extent the information has not been previously delivered or made available by Summa to Habasit).

Ability to Terminate for a Superior Proposal.   The Board viewed favorably the fact that the Board is permitted, subject to the payment to Habasit of a $1.5 million termination fee, to terminate the Merger Agreement if, prior to consummation of the Offer, (i) the Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that Summa has received a superior proposal, and that not terminating would be inconsistent with its fiduciary duties to stockholders and (ii) Habasit is provided with at least two business days’ notice and an opportunity to modify the terms of the Offer in response to such proposal. The Board also believed that the termination fee was reasonable and would not be expected to materially deter an alternative acquisition proposal.

Minimum Tender Condition; Terms of the Offer.   The Board considered the terms and conditions of the Offer, the Merger and the Merger Agreement, including the fact that the Offer is subject to a Minimum Tender Condition and the fact that Purchaser may not waive the Minimum Tender Condition without Summa’s consent. In addition, the Board viewed as desirable provisions in the Merger Agreement that prohibit Purchaser from changing the terms of the Offer without the consent of the Board in a manner that (i) reduces the number of Shares subject to the Offer, (ii) reduces the Offer Price, (iii) changes the form of consideration payable in the Offer, (iv) changes the Minimum Tender Condition, or modifies or adds conditions to the Offer, in any manner adverse to the holders of Shares (other than to waive any such condition to the extent permitted by the Merger Agreement), (v) extends the Offer in any manner other than as set forth in the Merger Agreement or the Offer to Purchase, or (vi) amends any other term of the Offer in a manner adverse to the holders of the Shares.

Board Composition.   The Board considered the provisions of the Merger Agreement that require that, following the designation of individuals to the Board of Directors by Purchaser after consummation of the Offer, and until the effective time of the Merger, at least two current directors who are not employees of Summa (the “Independent Directors”) will remain on the Board and the audit committee of the Board. As described in Section 12 of the Offer to Purchase under “Directors,” during such period the affirmative vote of a majority of the Independent Directors (or, if there are less than three Independent Directors, the vote of them all) will be required for Summa to (a) amend or terminate the Merger Agreement, (b) exercise or waive any of Summa’s rights, benefits or remedies thereunder, (c) extend or waive the time of performance of any obligations of Habasit or Purchaser under the Merger Agreement, or (d) take any other action by the Board under or in connection with the Merger Agreement.

Impact of the Transaction on Interim Operations of Summa.   The Board considered the possible negative impact on the business of Summa between signing and closing due to the announcement of the Offer, and the covenants made by Summa relating to the operation of its business between signing of the Merger Agreement and closing of the Offer. The Board also considered that under the definition of the term “Material Adverse Effect” in the Merger Agreement, certain changes to Summa’s business may not be considered when determining whether Habasit may refuse to consummate the Offer due to the failure of Summa’s representations and warranties to have been true and correct such that the failure had a material adverse effect on Summa or Habasit may terminate the Merger Agreement due to a breach of a representation or warranty resulting in a material adverse effect on Summa.

Competitive Challenges.   The Board considered the increasing competitive challenges and pressures on smaller companies such as Summa.

Failure to Close; Public Announcement.   The Board considered the possibility that the transactions contemplated by the Merger Agreement may not be consummated, and the effect of public announcement of the Merger Agreement, including effects on Summa’s sales, operating results and stock price, and Summa’s ability to attract and retain key management and sales and marketing personnel.

Interests of Certain Persons.   In making its recommendation, the Board was aware of and took into consideration the interests of certain executives of Summa, including Mr. Swartwout, the Chairman, President, Chief Executive Officer and Chief Financial Officer of Summa and a member of the Board, Mr. Walbrun, the Vice President and Controller of Summa, Mr. Thoresen, the Vice President of Business Development, Secretary and General Counsel, and Ms. Rivera, the Vice President of Human Resources, in the Offer and the Merger as a result of the arrangements referred to in Item 3 of this Schedule 14D–9.

The foregoing discussion of the information and factors considered by Summa’s Board is not intended to be exhaustive, but includes the material factors considered by the Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, Summa’s Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given differing weights to different factors. After weighing all of the different factors, the Board unanimously determined to recommend that Summa’s stockholders tender their Shares in the Offer.

Opinion of Financial Advisor

Duff & Phelps rendered a written opinion to the board of directors of Summa that, on August 31, 2006, the Offer and the Merger were fair to the public shareholders of Summa, from a financial point of view (without giving effect to any impacts of the Offer and the Merger on any particular shareholder other than in its capacity as a shareholder).

The full text of the written opinion of Duff & Phelps, dated August 31, 2006, which sets forth, among other things, assumptions made, matters considered, and limitations on the review undertaken in connection with the opinion, is attached as Schedule I to this Schedule 14D-9. The following summary of Duff & Phelps’s opinion is qualified in its entirety by reference to the full text of the opinion. The opinion expressed by Duff & Phelps was provided for the information and assistance of the board of directors of Summa in connection with its consideration of the transaction contemplated by the Merger Agreement, and such opinion does not constitute a recommendation as to any action the board of directors of Summa or any stockholder of Summa should take in connection with the Offer or the Merger or any aspect thereof and is not a recommendation as to whether or not any holder of Shares should tender the Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger. You are urged to read the opinion carefully and in its entirety.

The following is a summary of the material financial analyses performed by Duff & Phelps in connection with rendering its opinion. The summary of the financial analyses is not a complete description of all of the analyses performed by Duff & Phelps. THE DUFF & PHELPS OPINION IS BASED ON THE TOTALITY OF THE VARIOUS ANALYSES THAT IT PERFORMED, AND NO PARTICULAR PORTION OF THE ANALYSIS HAS ANY MERIT STANDING ALONE.

While this summary describes the analysis and factors that Duff & Phelps deemed material in its presentation to the Summa board of directors, it is not a comprehensive description of all analyses and factors considered by Duff & Phelps. The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or a summary description. In arriving at its opinion, Duff & Phelps did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Duff & Phelps believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create a misleading or incomplete view of the evaluation process underlying its opinion. Several analytical methodologies were employed and no one method of analysis should be regarded as critical to the overall conclusion reached by Duff & Phelps. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The conclusion reached by Duff & Phelps is based on all analyses and factors taken, as a whole, and also on application of Duff & Phelps’ own experience and judgment. This conclusion may involve significant elements of subjective judgment and qualitative analysis. Duff & Phelps gives no opinion as to the value or merit standing alone of any one or more parts of the analysis it performed. In performing its analyses, Duff & Phelps made numerous assumptions with respect to the industry outlook, general business and other conditions and matters many of which are beyond the control of Summa or Duff & Phelps. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by these analyses. Accordingly, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which these businesses actually may be sold in the future, and these estimates are inherently subject to uncertainty.

In connection with this opinion, Duff & Phelps made such reviews, analyses and inquiries as they deemed necessary and appropriate under the circumstances. No limits were placed on Duff & Phelps by Summa or its board of directors in terms of the information to which they had access or the matters they could consider. Duff & Phelps’ due diligence with regards to the proposed merger included, but was not limited to, the items summarized below.

•       Conducted meetings with members of the senior management team of Summa, as follows: Mr. James R. Swartwout, Chief Executive Officer, Chief Financial Officer and Chairman of the

Board; Mr. Trygve M. Thoresen, Vice President of Business Development, Secretary and General Counsel; and Mr. Paul A. Walbrun, Vice President and Controller;

•       Reviewed the Letter of Intent, dated July 17, 2006, from Habasit;

•       Reviewed the Merger Agreement and various other documents related to the Offer and the Merger;

•       Reviewed Summa’s financial statements, including: annual reports on form 10-K for the fiscal years ended August 31, 2003 through 2005; quarterly reports on form 10-Q for the quarters ended May 31, 2005 and 2006; and various internal financial statements for the fiscal years ended August 31, 2003 through 2005 and for the eleven month period ended July 31, 2005 and 2006;

•       Reviewed Summa’s operating plan for the fiscal year ended August 31, 2007 and financial projections provided by Summa management for the fiscal years ended August 31, 2006 through 2010;

•       Reviewed Summa’s Board minutes for the periods between July 2003 through July 2006;

•       Reviewed other documents and information related to Summa, including the following:

•        Amended and Restated Purchase and Sale Agreement and Joint Escrow Instructions between Fullerton Holdings, Inc., a wholly owned subsidiary of Summa, and Olson Urban Housing, LLC, dated June 17, 2005;

•        Various amendments to the Amended and Restated Purchase and Sale Agreement and Joint Escrow Instructions between Fullerton Holdings, Inc., and Olson Urban Housing, LLC;

•        List of major customers and vendors for the fiscal year ended August 31, 2005 and the ten months ended June 30, 2006;

•        Organizational chart of the senior management team for Summa and its various subsidiaries; and

•        List of all outstanding stock options;

•       Reviewed and analyzed market trading prices and indicated valuation metrics for Summa and for comparable public companies;

•       Reviewed and analyzed valuation metrics for comparable merger transactions; and

•       Reviewed certain other relevant, publicly available information, including economic, industry, and investment information.

Duff & Phelps also took into account its assessment of general economic, market and financial conditions, and its experience in securities and business valuation, in general, and with respect to transactions similar to the Offer and the Merger in particular. Duff & Phelps did not make any independent evaluation, appraisal or physical inspection of Summa’s solvency or of any specific assets or liabilities (contingent or otherwise). Duff & Phelps’ opinion should not be construed as a credit rating, solvency opinion, analysis of the company’s credit worthiness or otherwise as tax advice or as accounting advice. In rendering its opinion, Duff & Phelps relied upon the fact that the Board of Directors and Summa have been advised by counsel as to all legal matters with respect to the Offer and the Merger, including whether all procedures required by law to be taken in connection with the Offer and the Merger have been duly, validly and timely taken; and Duff & Phelps did not make, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

In preparing its forecasts, performing its analysis and rendering its opinion with respect to the Offer and the Merger, Duff & Phelps: (1) relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Summa management, and did not attempt to independently verify such information, (2) assumed that any estimates, evaluations and projections furnished to Duff & Phelps were reasonably prepared and based upon the latest currently available information and good faith judgment of the person furnishing the same, and (3) assumed that the final versions of all documents reviewed by them in draft form conform in all material respects to the drafts reviewed. Duff & Phelps’ opinion further assumes that information supplied and representations made by Summa are substantially accurate regarding Summa and the Offer and the Merger. Neither Summa, nor its board of directors placed any limitations upon Duff & Phelps with respect to the procedures followed or factors considered by Duff & Phelps in rendering its opinion.

In its analysis and in connection with the preparation of its opinion, Duff & Phelps made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Offer and the Merger. Duff & Phelps has also assumed that all of the conditions precedent required to implement the Offer and the Merger will be satisfied and that the Offer and the Merger will be completed in accordance with the documents that were provided for its review.

The basis and methodology for Duff & Phelps’ opinion have been designed specifically for the express purposes of the Board of Directors and may not translate to any other purposes.

To the extent that any of the foregoing assumptions or any of the facts on which Duff & Phelps’ opinion is based proves to be untrue in any material respect, its opinion cannot and should not be relied upon.

Duff & Phelps prepared its opinion effective as of August 31, 2006. The opinion is necessarily based upon market, economic, financial and other conditions as they existed and could be evaluated as of such date, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the opinion which may come or be brought to the attention of Duff & Phelps after such date.

Duff & Phelps’ opinion is not a recommendation as to how to vote or act with respect to any matters relating to the Offer and the Merger, or whether to proceed with the Offer and the Merger or any related transaction, nor does it indicate that the consideration received is the best possible attainable under any circumstances. The decision as to whether to proceed with the Offer and the Merger or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which Duff & Phelps’ opinion is based. As a result, the opinion and presentation of Duff & Phelps was only one of many factors taken into consideration by the board of directors in making its determination with respect to the Offer and the Merger.

In preparing its opinion, Duff & Phelps performed certain financial and comparative analyses summarized in the following paragraphs. Duff & Phelps believes that its analyses must be considered as a whole and that selecting portions of such analyses and the factors it considered, without considering all such analyses and factors, could create an incomplete view of the analyses and the process underlying its opinion. While the conclusions reached in connection with each analysis were considered carefully by Duff & Phelps in arriving at its opinion, Duff & Phelps made various subjective judgments in arriving at its opinion and did not consider it practicable to, nor did it attempt to, assign relative weights to the individual analyses and specific factors considered in reaching its opinion.

Although these paragraphs include some information in tabular format, those tables are not intended to stand alone, and must be read together with the full text of each summary and the limitations and qualifications in the Opinion.

Opinion and Analysis of Duff & Phelps

As part of its analysis to determine whether the $15.00 per share cash consideration to be received by the public common stockholders in the Offer and the Merger is fair, from a financial point of view, to the public shareholders of Summa, Duff & Phelps took into consideration the following three elements:

•       whether the $15.00 per share consideration to be received by the public common stockholders is not less than the per share fair value of Summa;

•       whether the $15.00 per share consideration to be received by the public common stockholders is fair relative to recent trading prices for Summa’s common stock; and

•       whether the premium implied by the $15.00 per share consideration to be received in the Offer and the Merger for the common stock is adequate relative to the premiums paid in other similar change of control transactions.

Discounted Cash Flow Analysis

Duff & Phelps performed a discounted cash flow analysis to derive indications of total enterprise value of operations for Summa. A discounted cash flow analysis is designed to provide insight into the intrinsic value of a business based on its projected earnings and capital requirements as well as the net present value of projected debt-free cash flows. Duff & Phelps based its discounted cash flow analysis on projections for fiscal years ending August 31, 2007 through 2010. In its analysis, Duff & Phelps used discount rates ranging from 12.0% to 14.0% to reflect the overall risk associated with the company’s operations and projected financial performance. Duff & Phelps calculated a terminal value at the end of 2010 using (1) a constant growth dividend discount model, which incorporated a perpetuity growth rate of 5.0% and (2) a terminal EBITDA multiple, which incorporated an EBITDA multiple of 6.0x.

Based on its discounted cash flow analysis Duff & Phelps estimated that the company’s total enterprise value of operations ranged from $69.6 million to $89.0 million.

Market Approach

Duff & Phelps applied the market approach, which consists of the application of valuation multiples to certain financial and operating variables of Summa, where the selected multiples are based on valuation metrics derived from an analysis of public company trading as well as merger and acquisition transactions.

Comparable Public Company Analysis

No company used in this analysis is identical to Summa, and, accordingly, a comparable company analysis involves complex and subjective considerations and judgments concerning differences in financial and operating characteristics of businesses and other factors that affect trading prices of the various companies being compared.

In the selection of comparable companies, Duff & Phelps used multiple databases and other resources to identify companies that are the most similar to Summa from an investment perspective. The seven companies selected by Duff & Phelps generally have similar product lines, customer bases, or other business attributes which would cause an investor to group these companies in the same broad industry class for investment purposes. The comparable companies selected are as follows:

•       Atlantis Plastics, Inc.

•       Core Molding Technologies, Inc.

•       Lamson & Sessions Co.

•       Myers Industries, Inc.

•       PW Eagle, Inc.

•       Rotonics Manufacturing, Inc.

•       Spartech Corp.

Based on publicly reported financial and operating data, Duff & Phelps analyzed certain valuation metrics, which are summarized below:

Comparable Company Analysis as of August 29, 2006

Company Information	Market Data	Market Multiples

Stock Price /	Enterprise Value /

	Ticker	Stock	Equity	Enterprise	Debt/Total	LTM	LTM	Projected	Book Value	LTM	LTM	LTM
Company Name	Symbol	Price	Value	Value	Capital[1]	Revenues	EPS	EPS	Per Share	EBITDA	EBIT	Revenues
Atlantis Plastics, Inc.	ATPL	$7.06	$58	$271	78.5%	$443	10.8	x	NA		NA		6.9	x	10.1	x	0.6	x
Core Molding Technologies, Inc.	CMT	6.23	63	64	14.3	140	8.9		NA		1.6	x	4.6		5.6		0.5
Lamson & Sessions Co.	LMS	25.08	390	445	12.7	569	9.1		10.3	x	3.2		5.3		6.0		0.8
Myers Industries, Inc.	MYE	16.32	571	776	28.9	926	16.9		12.6		2.2		7.6		11.5		0.8
PW Eagle, Inc.	PWEI	35.00	416	427	4.5	777	5.7		NA		3.1		2.9		3.1		0.5
Rotonics Manufacturing, Inc.	RMI	2.50	29	31	6.4	48	13.1		NA		1.5		5.4		9.9		0.7
Spartech Corp.	SEH	21.92	703	1,052	33.4	1,448	20.5		14.3		1.6		8.3		12.2		0.7
Summa Industries[2]	SUMX	$8.25	$32	$56	43.6%	$114	10.6	x	9.4	x	1.0	x	4.8	x	8.3	x	0.5	x
Highest			$703	$1,052	78.5%	$1,448	20.5	x	14.3	x	3.2	x	8.3	x	12.2	x	0.8	x
Lowest			$29	$31	4.5%	$48	5.7	x	9.4	x	1.0	x	2.9	x	3.1	x	0.5	x
Mean			$283	$390	27.8%	$558	11.9	x	11.6	x	2.0	x	5.7	x	8.3	x	0.6	x
Median			$226	$349	21.6%	$506	10.7	x	11.4	x	1.6	x	5.4	x	9.1	x	0.6	x

Summa Industries[3]	SUMX	$15.00	$60	$82	28.0%	$116	16.4	x	18.6	x	1.9	x	6.6	x	10.7	x	0.7	x

Summa Industries[4]	SUMX	$15.00	$60	$82	28.0%	$116	14.3	x	13.9	x	1.9	x	6.2	x	9.6	x	0.7	x

Notes:

1     Total capital equals the sum of the market value of common equity, the book value of total debt, preferred stock, and minority interest.

2     Financial results based on public filings on forms 10-K and 10-Q.

3     Based on the Proposed Transaction price of $15.00 per share.  LTM financials adjusted for non-operating real estate assets.

4     Based on the Proposed Transaction price of $15.00 per share.  LTM financials adjusted for public company costs, non-recurring/extraordinary items, and non-operating real estate assets.

LTM = Latest twelve months; BV = Book Value; NM = Not meaningful; NA = Not applicable or available

Comparable company financials have been adjusted for special items.

Source: Capital IQ, Inc.

Comparable Sale Transaction Analysis

Duff & Phelps utilized the Capital IQ, Mergerstat and Mergermarket databases to search for sale transactions in the plastics industry announced between January 1, 2004 and August 30, 2006.

Similar to the comparable public company analysis, Duff & Phelps used multiple databases and resources to identify comparable controlling interest transactions involving companies with similar product lines, customers, or other business attributes. Similar to the comparable public company analysis, no company or transaction utilized in the selected comparable transaction analysis is identical to Summa, nor is any transaction identical to the Offer and the Merger. Duff & Phelps identified relevant transactions that were announced since January 1, 2004, and for which adequate information was available to derive meaningful valuation multiples. The 26 transactions for which valuation multiples could be derived are listed below:

Comparable Transaction Multiples ($ in millions)
Company Information				Multiples
Announce				Enterprise	EV/		EV/		EV/		EBITDA	EBIT
Date	Seller Name	Seller Description	Buyer Name	Value	Sales		EBITDA		EBIT		Margin	Margin
08/30/2006	Rotonics Manufacturing, Inc.	Manufacturer of rotational molded plastic products	Spell Capital Partners	37.1	0.8	x	6.4	x	10.2	x	12.1%	7.6%
06/28/2006	BPC Holding Corp.	Manufacturer of plastics packaging products	Apollo Management, L.P. & Graham Partners, Inc.	3,371.8	2.6	x	14.3	x	22.5	x	18.2%	11.5%
04/25/2006	Elkhart Plastics Inc.	Manufacturer of roto-moulding plastics	Promens Ltd.	40.0	1.0	x	NA		NA		NA	NA
04/24/2006	Santana Products, Inc.	Manufacturer of solid plastic restroom partitions	CPG International, Inc.	45.7	1.4	x	NA		9.4	x	NA	15.0%
02/14/2006	US Can Corp.	Manufacturer of steel and plastic containers	Ball Corp. (NYSE:BLL)	766.6	0.9	x	8.7	x	14.3	x	10.0%	6.1%
11/28/2005	CONTECH Construction Products Inc.	Provider of corrugated metal and plastic pipes	Apax Partners	1,000.0	1.3	x	NA		NA		NA	NA
11/14/2005	Precise Technology, Inc.	Manufactures injection-molded plastic packaging solutions	Rexam Plc	257.5	0.9	x	NA		NA		NA	NA
10/05/2005	Exopack Holding Corp. (Formerly Exo-Tech Packaging LLC)	Provider of paper and plastic packaging solutions	Sun Capital Partners Inc.	280.0	0.5	x	7.0	x	NA		7.8%	NA
09/06/2005	Delta Plastics, Inc.	Designs and manufactures plastic injection-molded jars and closures	Rexam Plc	154.0	3.1	x	NA		NA		NA	NA
08/18/2005	Crown Holdings Inc. (Global Plastic Closures unit)	Manufacturer of plastic closures	PAI Partners (formerly known as Paribas Affaires Industrielles)	750.0	1.1	x	NA		NA		NA	NA
08/08/2005	Cabarrus Plastics, Inc.	Manufacturer of custom injection molded products	Commercial Vehicle Group Inc.	12.1	0.9	x	NA		NA		NA	NA
07/19/2005	Bonar Plastics	Rotational molder of plastics products	Promens Ltd.	41.2	1.1	x	NA		NA		NA	NA
06/27/2005	Poly Hi Solidur, Inc.	Manufacturer of ultra-high molecular weight polyethylene (UHMW-PE) semi-finished products	Quadrant Holding AG	85.0	0.5	x	NA		NA		NA	NA
05/06/2005	Kerr Group, Inc.	Designs and manufactures injection-molded plastic closures	BPC Holding Corp.	490.8	4.4	x	NM		NM		2.9%	-5.2%
04/29/2005	Vyncolit N.V.; Vyncolit North America, Inc.	Manufacturer of moldable composites	Sumitomo Bakelite Co. Ltd.	120.7	1.8	x	NA		NA		NA	NA
04/29/2005	The Tech Group Inc.	Provides plastic injection molding and contract manufacturing solutions to medical and consumer industries	West Pharmaceutical Services, Inc.	156.2	1.6	x	NM		NM		6.3%	-1.4%
01/13/2005	Newell Rubbermaid, Inc.	Manufactures plastic and rubber housewares	Jardin International Holding BV	47.6	0.2	x	NA		NA		NA	NA
12/20/2005	Tyco Plastics and Adhesives	Manufactures products used in packaging, including polyethylene films, laminated and coated products	Apollo Management	975.0	0.6	x	NA		NA		NA	NA
09/17/2004	Cooper Standard Automotive, Inc. (a unit of Cooper Tire & Rubber Co.)	Manufactures automotive sealing and plastic components	Goldman Sachs Group, Inc. and The Cypress Group LLC	1,076.1	0.6	x	6.2	x	11.1	x	10.5%	5.8%
09/02/2004	Uponor Aldyl Company, Inc.	Municipal polyethylene pipe and fittings business.	PW Poly Corp.	15.0	0.4	x	NA		NA		NA	NA
07/28/2004	Owens-Illinois, Inc.	Manufactures blow molded plastic containers	The Blackstone Group LP	1,188.9	1.1	x	NA		NA		NA	NA
07/12/2004	Putnam Plastics Corp.	Manufactures co-extruded polyimide, multi-lumen, and other various fiber-optic tubing	Memry Corp.	23.5	2.2	x	7.5	x	NA		29.2%	NA
07/01/2004	North American Bristol Corp.	Manufactures and supplies plastic pipes for wholesalers and contractors	Westlake Chemical Corp.	33.3	0.3	x	5.5	x	8.5	x	5.3%	3.4%
06/01/2004	NAMPAC	Manufactures plastic containers	Kelso & Co. LP	210.0	0.9	x	12.1	x	19.9	x	7.9%	4.8%
02/16/2004	Waddington Jaycare	Manufactures plastic packaging for the pharmaceutical, healthcare and personal care markets	Phoenix Equity Partners Ltd.	96.6	3.7	x	11.9	x	17.6	x	31.0%	21.0%
02/17/2004	Michigan Rubber Products & WEK Industries	Manufactures rubber air tubes and sealing systems and engages in the manufacture of plastic blow-molded products	Myers Industries	60.0	1.0	x	NA		NA		NA	NA
			High	$3,371.8	4.4	x	14.3	x	22.5	x	31.0%	21.0%
			Low	$12.1	0.2	x	5.5	x	8.5	x	2.9%	-5.2%
			Mean	$435.9	1.3	x	8.8	x	14.2	x	12.8%	6.9%
			Median	$137.3	1.0	x	7.5	x	12.7	x	10.0%	5.9%
TBD	Summa Industries[1]	Manufactures plastic injection molded products	Habasit AG	82.0	0.7	x	6.6	x	10.7	x	10.7%	6.6%
TBD	Summa Industries[2]	Manufactures plastic injection molded products	Habasit AG	82.0	0.7	x	6.2	x	9.6	x	11.5%	7.4%

1         Based on the Proposed Transaction price of $15.00 per share. LTM financials adjusted for non-operating real estate assets.

2         Based on the Proposed Transaction price of $15.00 per share. LTM financials adjusted for public company costs, non-recurring/extraordinary items, and non-operating real estate assets.

Note: Excluded transactions without deal multiples and with enterprise values under $10 million.

Source: Capital IQ, Mergerstat and Mergermarket

Due to: (1) the time lag between many of the identified transactions and the present, (2) the lack of access to detailed financial data regarding many of the acquired companies and, (3) access to the detailed terms of many of the identified transactions, the range of valuation multiples observed for comparable transactions was examined in conjunction with the comparable public company analysis to assess the reasonableness of the comparable company public multiples.

Application of Selected Multiples

Based on the data presented above, as well as its overall analysis and observations, Duff & Phelps selected appropriate control multiples for application to certain representative levels of financial and operating variables for Summa. Representative levels were based on historical and expected future profitability. The table below presents a summary of Duff & Phelps market approach analysis:

($000s)	Rep		Range of				Net Debt		Range of
	Level		Multiples				Outstanding		Enterprise Values
							(2)
Revenue	116,100	x	0.6x	to	0.7x			=	69,660	to	81,270
EBITDA	13,300	x	6.0x	to	6.5x			=	79,800	to	86,450
EBIT	8,600	x	9.0x	to	10.0x			=	77,400	to	86,000
Net Income(1)	4,200	x	12.0x	to	13.0x	+	21,550	=	71,950	to	76,150
Projected Net Income(1)	4,700	x	11.0x	to	12.0x	+	21,550	=	73,250	to	77,950
Book Value(1)	29,700	x	1.6x	to	1.7x	+	21,550	=	69,070	to	72,040

Indicated Enterprise Value (rounded)	$69,100	to	$86,500

(1)    While the capitalization of revenue, EBITDA and EBIT result in indications of total enterprise value, the capitalization of net income and book value results only in the total equity value.  Therefore, the Company's interest bearing debt, net of cash was added to arrive at a total enterprise value.

(2)        Includes total debt outstanding, less cash & cash equivalents.

As the table above indicates, Duff & Phelps’ market approach resulted in total enterprise value indications ranging from approximately $69.1 million to $86.5 million.

Per Share Fair Value Range of Summa Common Stock

Based on their fundamental analysis, the following presents Duff & Phelps’ determination of the per share fair value range of Summa’s common stock on a controlling-interest basis:

($000s, except per share)
	Range of Value
Enterprise Value Indications
DCF Analysis - EBITDA Multiple	$83,400	–	$89,000
DCF Analysis - Gordon Growth	$69,600	–	$89,700
Market Approach	$69,100	–	$86,500
Concluded Enterprise Value of Operations	$69,100	–	$89,700
Plus: Non-Operating Real Estate Assets (1)	$3,592	–	$4,759
Concluded Aggregate Enterprise Value	$72,692	–	$94,459
Plus: Cash and Cash Equivalents	$714	–	$714
Less: Debt Outstanding	$(22,264)	–	$(22,264)
Aggregate Equity Value	$51,142	–	$72,909
Less: Value Attributable to Stock Options	$(5,173)		$(9,169)
Equity Value Attributable to Common Stock	$45,969		$63,740
Divided by: Shares Outstanding (000s)	3,907	–	3,907
Concluded Equity Value per Share	$11.77	–	$16.31

Proposed Purchase Price per Share	$15.00

(1)  The Company’s non-operating real estate includes properties in (1) Fullerton, California, (2) Bensenville, Illinois, and (3) Pharr, Texas. Management provided fair value estimates for each of the non-operating real estate assets.  After adjusting for deposits received, commissions, closing costs and taxes, we arrived at the net value of the non-operating assets.

As presented above, the Per Share Purchase Price in the Offer and the Merger is at the upper end of the indicated range of values derived from Duff & Phelps’ fundamental valuation analysis.

Non-Operating Real Estate Assets

Summa’s non-operating real estate includes properties in Fullerton, California, Bensenville, Illinois, and Pharr, Texas. Management provided fair value estimates for each of the non-operating real estate assets. After adjusting for deposits received, commissions, closing costs and taxes, Duff & Phelps estimated a range of fair value for the non-operating assets of $3.6 million to $4.8 million.

Analysis of Current and Historical Stock Prices of Summa Common Stock

As part of its analysis, Duff & Phelps analyzed historical daily stock prices for Summa’s common stock for (1) the one-year period from August 29, 2005 to August 29, 2006 and (2) the three-year period from August 29, 2003 to August 29, 2006. During the one-year period, Summa’s common stock traded between its low of $7.25 on September 6, 2005 and its high of $10.20 on March 31, 2006, with an average reported per share closing price of $8.61. During the three-year period, Summa’s common stock traded between its low of $7.00 on September 9, 2003 and its high of $13.99 on July 6, 2004, with an average reported per share closing price of $8.88.

The Offer of $15.00 per share implies premiums of 74.2% and 68.8% for the one-year and three-year average stock prices.

Premiums Paid Analysis

Duff & Phelps assessed the implied premium offered by Habasit relative to the public trading price of Summa’s common stock, and the size of that premium relative to premiums paid in public-to-private transactions and in the overall public company mergers and acquisitions market.

Acquirers will generally pay a premium over the market prices of publicly traded acquisition targets for two key reasons:  (1) to reflect the additional value of control, which may allow the buyer to effect changes in the target company, either from an operational or financial standpoint, and (2) to reflect the value of potential synergies between the target’s and the acquirer’s businesses.

The following presents a summary of Duff & Phelps’ control premium analysis:

Premiums Paid Analysis
	2004		2005		YTD 2006*
Public-to-Private Premium - Median
One-Day Before Announcement Date	16.1%	(39)	23.4%	(67)	18.2%	(33)
Five-Days Before Announcement Date	17.2%	(37)	22.0%	(68)	18.8%	(35)
Thirty-Days Before Announcement Date	17.9%	(39)	25.4%	(63)	22.1%	(35)
Overall M&A Market Premium - Median
One-Day Before Announcement Date	24.1%	(302)	24.5%	(295)	24.5%	(220)
Five-Days Before Announcement Date	26.4%	(303)	25.7%	(307)	25.0%	(223)
Thirty-Days Before Announcement Date	30.1%	(305)	33.3%	(308)	30.7%	(221)
Summa Industries**
One-Day					76.3%
Five Days					77.3%
Thirty-Days					52.7%

Notes:

*                  Includes transactions through August 30, 2006.

**            Represents premium to SUMX trading prices for the period ended August 31, 2006

Figures in parentheses represent number of transactions included.

Negative premiums are excluded.

NA - Not Available

Source:    Mergerstat

Duff & Phelps’ analysis indicates that the premium offered by Habasit, relative to measures of price (i.e. 1–day, 5–days, and 30–days) is at the upper end of the range of premiums in public-to-private transactions and the overall public company mergers and acquisitions market.

Summary Analysis

Based on the foregoing analysis, Duff & Phelps concluded that the Offer and the Merger is fair to the public shareholders of Summa, from of a financial point of view (without giving effect to any impacts of the Offer and the Merger on any particular shareholder other than in its capacity as a shareholder), as of August 31, 2006.

The material analyses performed by Duff & Phelps have been summarized above. Nonetheless, the summary set forth above does not purport to be a complete description of the analyses performed by Duff & Phelps. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, such an opinion is not readily susceptible to a summary description. Duff & Phelps did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to fairness. Rather, in reaching its conclusion, Duff & Phelps considered the results of the analyses in light of each other and ultimately reached its opinion based on the results of all analyses taken as a whole. Duff & Phelps did not place a particular reliance or weight on any particular analysis, but instead concluded that its analyses, taken as whole, supported its determination.

In performing its analyses, Duff & Phelps made numerous assumptions with respect to Summa’s performance, general business and economic conditions and other matters. The analyses performed by Duff & Phelps are not necessarily indicative of future actual values or future results, which may be significantly more or less favorable than suggested by such analyses. The analyses do not purport to be appraisals or to reflect prices at which a company might actually be sold or the prices at which any securities may trade at the present time or at any time in the future. Duff & Phelps relied on management-prepared projections of future performance for Summa on discussions with management of Summa. The projections were based on numerous variables and assumptions, which are inherently unpredictable and must be considered not certain of occurrence as projected. Accordingly, actual results could vary significantly from those assumed in the projections and any related analyses. Duff & Phelps’ opinion does not address the relative merits of the Offer and the Merger as compared to any alternative business strategies that might exist for Summa or the effect of any other business combination in which Summa might engage.

Duff & Phelps’ opinion to the board of directors of Summa was one of many factors taken into consideration by the board of directors of Summa in making its determination to approve the Offer and the Merger.

Other

Duff & Phelps is a nationally recognized investment banking firm that is regularly engaged to render financial opinions in connection with mergers and acquisitions, tax matters, ESOP and ERISA matters, corporate planning, and other purposes.

Summa has paid Duff & Phelps a customary fee in connection with the services provided by it under this engagement. No portion of Duff & Phelps’ fees was contingent upon consummation of the Offer and the Merger or the conclusion reached by Duff & Phelps in its fairness opinion. Summa has also agreed to reimburse Duff & Phelps for its expenses incurred in performing its services and to indemnify Duff & Phelps and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Duff & Phelps or any of its affiliates against certain liabilities and expenses, including certain liabilities under federal securities laws, related to or arising out of Duff & Phelps’ engagement and any related transactions.

Intent to Tender

To the best knowledge of Summa after making reasonable inquiry, each executive officer and director of Summa who owns Shares presently intends to tender in the Offer all Shares that he or she owns of record or beneficially, other than Shares, if any, that he or she may have the right to purchase by exercising stock options, or similar rights to acquire Shares, and Shares, if any, that if tendered would cause him or her to incur liability under the short-swing profits provisions of the Securities Exchange Act of 1934.

Item 5.                        Persons/Assets Retained, Employed, Compensated or Used.

Summa selected Duff & Phelps as its financial advisor because it is a recognized investment banking firm that has substantial experience in rendering fairness opinions in connection with transactions similar to the Offer and the Merger, and because Summa had worked with Duff & Phelps in the past such that Duff & Phelps was reasonably familiar with Summa and its businesses and operations. Pursuant to a letter agreement dated August 9, 2006, Summa engaged Duff & Phelps to act as its financial advisor and render a fairness opinion in connection with the Offer and the Merger. Pursuant to the terms of this engagement letter, Summa has agreed to pay certain fees to Duff & Phelps as described in Item 4 of this Schedule 14D-9, all of which have been paid and none of which are contingent on the Merger closing. In addition, Summa has agreed to reimburse Duff & Phelps for its expenses, including attorneys’ fees and disbursements, and to indemnify Duff & Phelps and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Duff & Phelps or any of its affiliates against certain liabilities and expenses, including certain liabilities under federal securities laws, related to or arising out of Duff & Phelps’ engagement and any related transactions.

In addition, on September 1, 2006 Summa retained Bankers Trust Company, N.A., the trustee of Summa’s 401(k) Savings & Retirement Plan, to mail materials related to the Offer to holders of Shares through such plan, and agreed to pay Bankers Trust Company, N.A. a minimum of $3,000 for providing such services.

Except as described above, neither Summa, nor any person acting on its behalf, has employed, retained or agreed to compensate any person or class of persons to make solicitations or recommendations in connection with the Offer or the Merger.

Item 6.                        Interest in Securities of the Subject Company.

No transactions in Shares have been effected during the past 60 days by Summa or any of its subsidiaries or, to the knowledge of Summa, by any executive officer or director or affiliate of Summa, other than in the ordinary course of business in connection with Summa’s employee benefit plans.

Item 7.                        Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Schedule 14D-9, Summa is not currently undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer for or other acquisition of Summa’s securities by any subsidiary of Summa or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Summa or any subsidiary of Summa; (iii) any purchase, sale or transfer of a material amount of assets of Summa or any subsidiary of Summa; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of Summa.

Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts entered into in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.                        Additional Information.

Delaware Corporate Law

Section 203 of the Delaware General Corporation Law.   As a Delaware corporation, Summa is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 would prevent an “interested stockholder” (generally defined as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three years following the time that person became an interested stockholder unless: (i) before that person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares of outstanding stock, those shares held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which that person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, Summa’s Board has approved the Merger Agreement and the Stockholder Tender Agreement, as described in Item 4 above, and, therefore, the restrictions of Section 203 are inapplicable to the Offer and the Merger and the transactions contemplated under the Merger Agreement and the Stockholder Tender Agreement.

Appraisal Rights.   Holders of Shares do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, each holder of Shares (that did not tender such holder’s Shares in the Offer) at the effective time of the Merger who has neither voted in favor of the Merger nor consented thereto in writing, and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL (“Appraisal Shares”) will be entitled to receive a judicial determination of the fair value of the holder’s Shares (exclusive of any element of value arising from the accomplishment or expectation of such merger or similar business combination) and to receive payment of such fair value in cash, together with a fair rate of interest, if any, for Shares held by such holder. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer. Moreover, Summa may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law.

If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his, her, or its rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Offer Price in accordance with the Merger Agreement. A stockholder may withdraw a demand for appraisal by delivering to Summa a written withdrawal of the demand for appraisal and acceptance of the Merger. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

At the effective time of the Merger, all Appraisal Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Appraisal Shares shall cease to have any rights with respect thereto, except the rights provided under Section 262 of the DGCL. Notwithstanding the foregoing, if any such holder fails to perfect or otherwise waives, withdraws or loses the right to appraisal under Section 262 or a court of competent jurisdiction determines that such holder is not entitled to the relief provided by Section 262, then such Appraisal Shares shall be deemed to have been converted at the effective time of the Merger into, and to have become, the right to receive the Offer Price. Summa shall serve prompt notice to Habasit of any demands for appraisal of any Shares, and Habasit shall have the opportunity to participate in and direct all negotiations and proceedings with respect to such demands. Prior to the effective time of the Merger, Summa shall not, without the prior written consent of Habasit, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

Short-Form Merger.   Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer as a short form merger without a vote of Summa’s stockholders.

Antitrust.

The United States.   The Offer and the Merger are subject to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), which provides that certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “DOJ”) and the Federal Trade Commission (the “FTC”) and certain waiting period requirements have been satisfied.

On September 5, 2006, Habasit filed under the HSR Act a Notification and Report Form for Certain Mergers and Acquisitions with the DOJ and the FTC in connection with the purchase of the Shares pursuant to the Offer and the Merger. On September 6, 2006, Summa also filed a Notification and Report Form under the HSR Act. The waiting period under the HSR Act with respect to the Offer will expire at 11:59 p.m., New York City time, on September 21, 2006, the 15th day after Summa’s form was filed, unless early termination of the waiting period is granted. Habasit and Summa have each requested early termination of the waiting period applicable to the Offer, but there can be no assurance that such early termination will be granted. In addition, the DOJ or the FTC may extend the waiting period by requesting additional information or documentary material from Habasit or Summa. If such a request is made, such waiting period will expire at 11:59 p.m., New York City time, on the tenth day after substantial compliance by Habasit and Summa with such request. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the DOJ or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay the transaction while such negotiations continue. Purchaser is not required to accept for payment Shares tendered pursuant to the Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the Offer have been satisfied.

The FTC and the DOJ frequently scrutinize the legality under the Antitrust Laws (as defined below) of transactions such as Purchaser’s acquisition of Shares pursuant to the Offer and the Merger. At any time before or after Purchaser’s acquisition of Shares, either or both the DOJ or the FTC could take such action under the Antitrust Laws as it or they deems or deem necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares pursuant to the Offer or otherwise seeking divestiture of Shares acquired by Purchaser or divestiture of substantial assets of Habasit or its subsidiaries. Private parties, as well as state governments, may also bring legal action under the Antitrust Laws under certain circumstances. Based upon an examination of information provided by Habasit relating to the businesses in which Habasit and its subsidiaries are engaged, Summa believes that the acquisition of Shares by Purchaser will not violate the Antitrust Laws. Nevertheless, there can be no assurance that a challenge to the Offer or other acquisition of Shares by Purchaser on antitrust grounds will not be made or, if such a challenge is made, of the result. As used in this Schedule 14D–9, “Antitrust Laws” shall mean and include the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other Federal and state statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

Antitrust Laws of Countries and Jurisdictions Other than the United States.   Summa conducts business in a number of countries and jurisdictions other than the United States. Habasit is a company formed under the laws of Switzerland, and Habasit and its subsidiaries conduct business primarily in countries and jurisdictions other than the United States. Habasit has informed Summa that it does not believe that the acquisition of the Shares pursuant to the Offer or the Merger will violate the laws of those countries and jurisdictions or require the filing of information with, or the obtaining of the approval or consent of, governmental authorities in such countries and jurisdictions. Nonetheless, in connection with the acquisition of the Shares pursuant to the Offer or the Merger, it may be that the laws of certain of those foreign countries and jurisdictions will require the filing of information with, or the obtaining of the approval or consent of, governmental authorities in such countries and jurisdictions. Furthermore, the governments in such countries and jurisdictions might attempt to impose additional conditions on Summa’s operations conducted in such countries and jurisdictions as a result of the acquisition of the Shares pursuant to the Offer or the Merger. If such approvals or consents are found to be required, the parties intend to make the appropriate filings and applications. In the event such a filing or application is made for the requisite foreign approvals or consents, there can be no assurance that such approvals or consents will be granted and, if such approvals or consents are received, there can be no assurance as to the date of such approvals or consents. In addition, there can be no assurance that Summa will be able to, or that Habasit or the Purchaser will, satisfy or comply with such laws or that compliance or noncompliance will not have adverse consequences for Summa after purchase of the Shares pursuant to the Offer or the Merger.

Purchaser’s Designation of Persons to be elected to the Board of Directors.

The Information Statement attached as Schedule II to this Schedule 14D–9 is being furnished in connection with Habasit’s right pursuant to the terms of the Merger Agreement to designate a number of individuals to be elected to the Summa board of directors promptly upon the purchase of and payment for a majority of the outstanding Shares by Purchaser pursuant to the Offer, and such information is incorporated herein by reference.

Item 9.                        Material to be Filed as Exhibits.

The following exhibits are filed with this Schedule 14D–9:

Exhibit No.	Description
(a)(1)

Section 12 of the Offer to Purchase of Purchaser, dated September 8, 2006 (incorporated by reference to Exhibit (a)(1)(A) of the Schedule TO filed by Habasit Holding AG and Habasit Holding USA, Inc. with the Securities and Exchange Commission on September 8, 2006).

(a)(2)	Letter to the stockholders of Summa Industries, dated September 8, 2006.*
(a)(3)	Letter to participants in the Summa Industries 401(k) Savings & Retirement Plan, dated September 8, 2006.*
(a)(4)

Press release issued by Summa Industries and Habasit Holding AG on September 1, 2006 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Summa with the Securities and Exchange Commission on September 1, 2006).

(e)(1)

Agreement and Plan of Merger, dated as of August 31, 2006, by and among Summa Industries, Habasit Holding AG and Habasit Holding USA, Inc.(incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Summa Industries with the Securities and Exchange Commission on September 1, 2006).

(e)(2)

Stockholder Tender Agreement, dated as of August 31, 2006, by and between Habasit Holding AG and James R. Swartwout (incorporated by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by Summa Industries with the Securities and Exchange Commission on September 1, 2006).

(e)(3)

Confidentiality Agreement, dated as of December 21, 2004, by and between Summa Industries, KVP Holdings, Inc., KVP Falcon Plastic Belting, Inc. and Habasit Belting, Inc. (incorporated by reference to Exhibit (d)(3) of the Schedule TO filed by Habasit Holding AG and Habasit Holding USA, Inc. with the Securities and Exchange Commission on September 1, 2006).

(e)(4)

Employment Agreement, dated as of August 31, 2006, by and between Habasit Holding USA, Inc., and James R. Swartwout (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Summa Industries with the Securities and Exchange Commission on September 7, 2006).

(e)(5)

Amended and Restated Employment Agreement, dated as of August 31, 2006, by and between Habasit Holding USA, Inc., and Trygve M. Thoresen (incorporated by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by Summa Industries with the Securities and Exchange Commission on September 7, 2006).

(e)(6)	Opinion of Duff & Phelps, LLC, dated August 31, 2006 (included as Schedule I hereto).*
(e)(7)	Information Statement of Summa Industries, dated September 8, 2006 (included as Schedule II hereto).*

*                 Included with the Schedule 14D-9 mailed to the stockholders of Summa.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 14D-9 is true, complete and correct.

Date:      September 8, 2006

SUMMA INDUSTRIES

By:
James R. Swartwout
Chairman, President,
Chief Executive Officer
and Chief Financial Officer

S-1

Exhibit (e)(6)

Schedule I

August 31, 2006

Board of Directors

Summa Industries

21250 Hawthorne Boulevard

Suite 500

Torrance, California  90503

Dear Members of the Board:

The Board of Directors of Summa Industries (“Summa” or the “Company”) has engaged Duff & Phelps, LLC (“Duff & Phelps”) as its independent financial advisor to provide an opinion (the “Opinion”) as to the fairness to the public shareholders of the Company, from a financial point of view, of the contemplated transaction described below (the “Proposed Transaction”) (without giving effect to any impact of the Proposed Transaction on any particular shareholder other than in its capacity as a shareholder).

Description of the Proposed Transaction

Based on our review of the Agreement and Plan of Merger, dated August 31, 2006 (the “Merger Agreement”), it is our understanding that the Proposed Transaction can be summarized as follows:

•       Habasit Holding AG (referred to as “Habasit” or the “Buyer”) has formed a new entity, Habasit Holding USA, Inc. (the “Merger Sub”) to acquire all of the outstanding shares of Summa via a negotiated cash tender offer and subsequent merger. Habasit will cause the Merger Sub to make a cash tender offer (the “Offer”) to purchase all of the outstanding common stock of Summa at $15.00 in cash per share. The consummation of the Offer is subject to certain conditions, including that the number of shares tendered by the Company stockholders during the Offer period represent at least a majority of the outstanding shares in the Company (the “Minimum Tender Condition”).

•       The Offer period, without extensions, will be for 20 business days after the commencement of the Offer. If any of the conditions of the Offer are not satisfied, including the Minimum Tender Condition, the Merger Sub is required to extend the Offer period for one additional successive period of 10 business days. If any of the conditions of the Offer are not satisfied, the Merger Sub may extend the Offer period for successive periods of not more than 10 business days each. The Merger Sub shall extend the Offering period as required by the Securities and Exchange Commission. In all cases, the Offer may not be extended beyond November 13, 2006.

•       Immediately after the consummation of the Offer, each outstanding option to purchase shares of the Company’s common stock issued under the Company’s Amended and Restated 2005 Equity Incentive Plan will be converted into the right to receive an amount in cash equal to: (1) the difference between $15.00 and the exercise of such option, multiplied by (2) the number of shares underlying such option. Each outstanding option to purchase shares of the Company’s common stock issued under the Company’s other stock option plans will, upon receipt of a consent and release from the holder of such option, be converted into the same right.

•        At the effective time of the merger, the Merger Sub will be merged with and into the Company (the “Merger”). At that time, the separate corporate existence of the Merger Sub will cease and the Company will continue as the surviving entity. The Merger may be effected in the following forms, as described in the Merger Agreement:

•       Short-Form Merger. In the event that the Merger Sub or the Buyer acquire at least 90% of the outstanding shares in Summa, the Merger Sub, the Buyer, and the Company will effect a short-form merger, which would take effect without the approval of the Company’s stockholders other than the Merger Sub.

•       Long-Form Merger. In the event the Merger Sub or Buyer is unable to effect a short-form merger, the Company will call a special meeting of its stockholders and issue a proxy statement in connection with soliciting a shareholder vote at such special meeting to adopt and approve the Merger.

Scope of Analysis

In connection with this Opinion, we have made such reviews, analyses and inquiries, as we have deemed necessary and appropriate under the circumstances. Our due diligence with regards to the Proposed Transaction included, but was not limited to, the items summarized below.

•       Conducted meetings with members of the senior management team of Summa, as follows: Mr. James R. Swartwout, Chief Executive Officer, Chief Financial Officer and Chairman of the Board; Mr. Trygve M. Thoresen, Vice President of Business Development, Secretary and General Counsel; and Mr. Paul A. Walbrun, Vice President and Controller;

•       Reviewed the Letter of Intent, dated July 17, 2006, from Habasit;

•       Reviewed the Merger Agreement and various other documents related to the Proposed Transaction;

•       Reviewed Summa’s financial statements, including: annual reports on form 10-K for the fiscal years ended August 31, 2003 through 2005; quarterly reports on form 10-Q for the quarters ended May 31, 2005 and 2006; and various internal financial statements for the fiscal years ended August 31, 2003 through 2005 and for the eleven month period ended July 31, 2005 and 2006;

•       Reviewed Summa’s operating plan for the fiscal year ended August 31, 2007 and financial projections provided by Summa management for the fiscal years ended August 31, 2006 through 2010;

•       Reviewed the Company’s Board of Directors minutes for the periods between July 2003 through July 2006;

•       Reviewed other documents and Company information, including the following:

•        Amended and Restated Purchase and Sale Agreement and Joint Escrow Instructions between Fullerton Holdings, Inc., a wholly owned subsidiary of Summa, and Olson Urban Housing, LLC, dated June 17, 2005;

•        Various amendments to the Amended and Restated Purchase and Sale Agreement and Joint Escrow Instructions between Fullerton Holdings, Inc., and Olson Urban Housing, LLC;

•        List of major customers and vendors for the fiscal year ended August 31, 2005 and the ten months ended June 30, 2006;

•        Organizational chart of the senior management team for Summa and its various subsidiaries; and

•        List of all outstanding stock options;

•       Reviewed and analyzed market trading prices and indicated valuation metrics for Summa and for comparable public companies;

•       Reviewed and analyzed valuation metrics for comparable merger transactions; and

•       Reviewed certain other relevant, publicly available information, including economic, industry, and investment information.

Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps did not make any independent evaluation, appraisal or physical inspection of the Company’s solvency or of any specific assets or liabilities (contingent or otherwise). This Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Company’s credit worthiness or otherwise as tax advice or as accounting advice. In addition, Duff & Phelps is not expressing any opinion as to the market price or value of the public shares after completion of the Proposed Transaction. In rendering this Opinion, Duff & Phelps relied upon the fact that the Board of Directors and the Company have been advised by counsel as to all legal matters with respect to the Proposed Transaction, including whether all procedures required by law to be taken in connection with the Proposed Transaction have been duly, validly and timely taken; and Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

In preparing its forecasts, performing its analysis and rendering its Opinion with respect to the Proposed Transaction, Duff & Phelps (i) relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Company management, and did not attempt to independently verify such information, (ii) assumed that any estimates, evaluations and projections furnished to Duff & Phelps were reasonably prepared and based upon the last currently available information and good faith judgment of the person furnishing the same, and (iii) assumed that the final versions of all documents reviewed by us in draft form conform in all material respects to the drafts reviewed. Duff & Phelps’ Opinion further assumes that information supplied and representations made by Company management are substantially accurate regarding the Company and the Proposed Transaction. Neither Summa management nor its Board of Directors placed any limitation upon Duff & Phelps with respect to the procedures followed or factors considered by Duff & Phelps in rendering its Opinion.

In our analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction. Duff & Phelps has also assumed that all of the conditions required to implement the Proposed Transaction will be satisfied and that the Proposed Transaction will be completed in accordance with the Merger Agreement.

The basis and methodology for this Opinion have been designed specifically for the express purposes of the Board of Directors and may not translate to any other purposes.

To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based proves to be untrue in any material respect, this Opinion cannot and should not be relied upon.

Duff & Phelps has prepared this Opinion effective as of August 31, 2006. The Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of such date, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof.

This letter should not be construed as creating any fiduciary duty on Duff & Phelps’ part to any party.

It is understood that this Opinion is for the information of the Board of Directors in connection with its consideration of the Proposed Transaction and may not be used for any other purpose without our prior written consent, except that this Opinion may be included in its entirety in any filing made by the Company with the Securities and Exchange Commission in respect of the Proposed Transaction and you may summarize or otherwise reference the existence of this Opinion in such documents provided that any such summary or reference language shall be subject to prior approval by Duff & Phelps.  This Opinion is not a recommendation as to how the Board of Directors should vote or act with respect to any matters relating to the Proposed Transaction, or whether to proceed with the Proposed Transaction or any related transaction, nor does it indicate that the consideration paid is the best possible attainable under any circumstances. Instead, it merely states whether the price in the Proposed Transaction is within a range suggested by certain financial analysis. The decision as to whether to proceed with the Proposed Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based.

Conclusion

Based upon and subject to the foregoing, Duff & Phelps is of the opinion that the Proposed Transaction is fair to the public shareholders of the Company, from a financial point of view, (without giving effect to any impacts of the Proposed Transaction on any particular shareholder other than in its capacity as a shareholder).

Respectfully submitted,

Duff & Phelps, LLC

Exhibit (e)(7)

Schedule II

SUMMA INDUSTRIES

21250 Hawthorne Boulevard, Suite 500
Torrance, California 90503

Information Statement Pursuant to Section 14(f)
of the Securities Exchange Act of 1934
and Rule 14f–1 thereunder

This Information Statement is first being mailed on or about September 8, 2006 as part of the Solicitation/Recommendation Statement on Schedule 14D–9 (the “Schedule 14D–9”) of Summa Industries, a Delaware corporation (“Summa,” “we,” or “us”). You are receiving this Information Statement in connection with the possible election of persons designated by Habasit Holding AG, a Swiss company (“Habasit”), to at least a majority of the seats on the board of directors of Summa (the “Board” or the “Board of Directors”).

On August 31, 2006, Summa entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Habasit and Habasit Holding USA, Inc., a Delaware corporation and a wholly-owned subsidiary of Habasit (“Purchaser”), pursuant to which Purchaser is required to commence a tender offer to purchase all of the outstanding shares of common stock, par value $0.001 per share, of Summa (the “Shares”), at a price per Share of $15.00, net to the seller in cash, without interest (the “Offer Price”), on the terms and subject to the conditions set forth in the Merger Agreement (as amended from time to time in accordance with the Merger Agreement, the “Offer”). Purchaser is mailing copies of the Offer to Purchase, the Letter of Transmittal and the other documents pursuant to which the Offer is being made to the stockholders of Summa and has filed those documents as Exhibit (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO filed by Purchaser and Habasit (the “Schedule TO”) with the Securities and Exchange Commission on September 8, 2006. We will refer to the Schedule TO and the documents contained or incorporated by reference therein pursuant to which the Offer will be made collectively as the “Offer Documents.”

The Merger Agreement provides that, on the terms and subject to the satisfaction or waiver of the conditions set forth therein, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the “DGCL”), Purchaser will be merged with and into Summa (the “Merger”). Following consummation of the Merger, Summa will continue as the Surviving Corporation. The Surviving Corporation shall succeed to an assume all the rights and obligations of Purchaser in accordance with the DGCL. Immediately prior to the effective time of the Merger, each Share then issued and outstanding (other than (i) Shares owned by Summa (as treasury stock), Habasit or any subsidiary of Habasit (including Purchaser) and (ii) holders of Shares who have properly exercised appraisal rights under Section 262 of the DGCL), shall be converted into the right to receive from the Surviving Corporation in cash, without interest, the Offer Price.

The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D–9 to which this Information Statement is attached as Schedule II, which was filed by Summa with the Securities and Exchange Commission on September 8, 2006.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f–1 thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D–9.

Information set forth herein related to Habasit, Purchaser or the persons designated by Habasit to serve on Summa’s Board of Directors, which we refer to as the “Habasit Designees,” has been provided by

Habasit. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

General Information Regarding Summa

The Shares are the only class of equity securities of Summa outstanding that an entitled to vote at a meeting of the stockholders of Summa. Each Share is entitled to one vote. As of August 31, 2006, there were 3,907,127 Shares issued and outstanding.

Habasit’s Right to Designate Directors to Summa’s Board of Directors

The Merger Agreement provides that, promptly upon the payment for a majority of the outstanding Shares by Purchaser pursuant to the Offer, Habasit will be entitled to designate a number of directors, which we refer to as the “Habasit Designees,” rounded up to the next whole number, on the board of directors of Summa as is equal to the total number of directors on the Board (giving effect to the directors designated by Habasit pursuant to this sentence) multiplied by the percentage of the total number of Shares then outstanding then beneficially owned by Habasit and its affiliates, including Purchaser, rounded up. In furtherance thereof, upon request of Habasit, we have agreed to promptly increase the size of the Board or exercise our reasonable efforts to secure the resignations of a number of directors, or both, as is necessary to enable Habasit’s designees to be so elected to the Board and, subject to Section 14(f) of the Exchange Act and Rule 14f–1 thereunder, to cause Habasit’s designees to be so elected.

At such time, if requested by Habasit, we have also agreed to cause directors designated by Habasit to constitute at least the same percentage (rounded up to the next whole number) as is on the Board of members of each committee of Summa’s board of directors; provided, that any designees to the audit committee of the Board shall comply with the applicable requirements of the Securities and Exchange Commission and the Nasdaq Global Market. Notwithstanding the foregoing, until the effective time of the Merger at least two members of the Board must be individuals who were either directors on August 31, 2006 and who and are not employees of Summa, or successors to such directors designated by them (the “Independent Directors”), and at least two Independent Directors will serve on the audit committee of the Board such that the audit committee complies with all requirements of the Securities and Exchange Commission and the Nasdaq Global Market applicable thereto.

If the number of Independent Directors is reduced below two for any reason, the remaining Independent Director may designate a replacement person who satisfies the applicable audit committee requirements to be an Independent Director for purposes of the Merger Agreement, or, if no Independent Director then remains, the other directors may designate two persons who may not be officers or affiliates of Summa or be stockholders, affiliates or associates of Habasit or Purchaser, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement.

Following the election of Habasit’s designees to Summa’s Board pursuant to the terms of the Merger Agreement and prior to the effective time of the Merger, all of the Independent Directors must approve:

•        any amendment or termination of, or agreement to amend or terminate, the Merger Agreement by Summa,

•        any extension or waiver by Summa of the time for the performance of any of the obligations or other acts of Habasit or Purchaser under the Merger Agreement,

•        any exercise or waiver of any of Summa’s rights, benefits or remedies under the Merger Agreement, or

•        any taking of any other action by Summa under or in connection with the Merger Agreement.

The following table sets forth information with respect to the individuals Habasit may designate to serve on Summa’s board of directors (each, a “Habasit Designee”), including their name, age, present principal occupation or employment, and material positions held during the past five years.

Name	Age	Present Principal Occupation or Employment; Material Positions Held During Past Five Years
Thomas Habegger	43

Mr. Habegger was elected Chairman of the Board of Habasit Holding AG on July 28, 1992. He has been a director of Habasit Holding AG since April 5, 1989 and is a citizen of Switzerland. His business address is Römerstrasse 1, 4153 Reinach, Switzerland.

Alice Habegger	69

Mrs. Habegger was elected Vice-Chairwoman of the Board of Habasit Holding AG on April 5, 1977. She has been a director of Habasit Holding AG since October 7, 1970 and is a citizen of Switzerland. Her business address is Römerstrasse 1, 4153 Reinach, Switzerland.

Giovanni Volpi	71

Mr. Volpi has been the President, Treasurer, and sole director of Habasit Holding USA, Inc. since its formation in August 2006. He also continues to serve as Chairman of the Board of Habasit AG, a position he has held since 1993. He is a citizen of Italy. His business address is Römerstrasse 1, 4153 Reinach, Switzerland.

Harry Cardillo	64

Mr. Cardillo has been the Vice President and Secretary of Habasit Holding USA, Inc. since its formation in August 2006.  He also continues to serve as President of Habasit Belting, LLC, a position he has held since March 1978.  He is a citizen of the United States of America.  His business address is 305 Satellite Blvd., P.O. Box 80507, Suwanee, Georgia 30024.

Habasit and Purchaser have informed Summa that each of the individuals listed above has consented to act as a director of Summa, if so designated. If necessary, Habasit may choose additional or other Habasit Designees, subject to the requirements of Rule 14f–1. None of the Habasit Designees is currently a director of, or holds any position with, Summa. Habasit and Purchaser have advised Summa that, to their knowledge, none of the Habasit Designees has a familial relationship with any director or executive officer of Summa or beneficially owns any securities (or any rights to acquire any securities) of Summa. Summa has been advised by Habasit and Purchaser that, to their knowledge, none of the Habasit Designees has been involved in any transactions with Summa or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission, other than transactions between Habasit, Purchaser and Summa that have been described in the Schedule TO or the Schedule 14D–9.

Report of the Audit Committee

In relation to the audited financial statements of Summa for its fiscal year ended August 31, 2005, the Audit Committee of the Board of Directors has (a) reviewed and discussed the audited financial statements with Summa’s management, (b) discussed with PricewaterhouseCoopers LLP (“PwC”), Summa’s independent auditors for fiscal year 2005, the matters required to be discussed by SAS 61 (Codification of Statements on Auditing Standards, AU section 380), as such may be modified or supplemented, (c) received the written disclosures and the letter from PwC required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), as such may be modified or supplemented, and (d) discussed with PwC its independence.

In addition, the Audit Committee has certain policies and procedures, including a direct line of communication with each of the business unit controllers and confidential, anonymous call in capabilities for all employees, to promote communication and handling of complaints regarding accounting, internal controls, auditing and other financial matters. Based on the foregoing review and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements for fiscal 2005 be included in Summa’s Annual Report on Form 10-K for fiscal 2005 for filing with the Securities and Exchange Commission.

Summa’s management has not prepared, and PwC, Summa’s independent auditors for fiscal year 2006, has not conducted an audit of, financial statements of Summa for the fiscal year ended August 31, 2006. In accordance with the Audit Committee’s policies and procedures, when such audited financial statements become available, the Audit Committee will review and discuss the audited financial statements with Summa’s management, discuss with PwC the matters required to be discussed by SAS 61 (Codification of Statements on Auditing Standards, AU section 380), as such may be modified or supplemented, receive the written disclosures and the letter from PwC required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), as such may be modified or supplemented, and discuss with PwC its independence. Based on this review and discussions, the Audit Committee will determine whether to recommend to the Board of Directors that the audited financial statements for the fiscal year ended August 31, 2006 be included in Summa’s Annual Report on Form 10-K for such fiscal year for filing with the Securities and Exchange Commission.

However, Habasit has indicated that it intends to seek to cause Summa to terminate the registration of the Shares under the Exchange Act as soon after the consummation of the Offer as the requirements for such termination of registration are met. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for quotation on the Nasdaq Global Market. In addition, Habasit has indicated that if registration of the Shares is not terminated prior to the Merger, then the Shares will be delisted from all stock exchanges and the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger. In that case, Summa would no longer be required to file its Annual Report on Form 10-K with the Securities and Exchange Commission or to disseminate its annual report to security holders, and the Audit Committee would not make any recommendation to the Board of Directors as to whether the audited financial statements for the fiscal year ended August 31, 2006 should be included in Summa’s Annual Report on Form 10-K for such fiscal year.

Audit Committee:

David McConaughy (Chairman)
Michael L. Horst
Charles A. Tourville

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of Summa’s Shares as of August 31, 2006 by, among others, (i) all persons or groups known by Summa to be beneficial owners of more than 5% of the Shares, (ii) each director of Summa, (iii) each Habasit Designee, (iv) each executive officer of Summa named in the Summary Compensation Table below, and (v) all directors and executive officers as a group. Unless otherwise indicated in the table or in the footnotes, each person listed below has sole voting and investment power with respect to the shares beneficially owned by that person, subject to applicable community property laws, and the address of each person is care of Summa Industries, 21250 Hawthorne Boulevard, Suite 500, Torrance, California 90503.

Name and Address of Beneficial Owner	Shares Beneficially Owned(1)	Percent of Class(%)
Fidelity Management & Research Company (2)
82 Devonshire Street
Boston, Massachusetts 02109	437,926	11.2
Kennedy Capital Management, Inc. (3)
10829 Olive Boulevard
St. Louis, Missouri 63141	330,026	8.4
Discovery Group I, LLC (4)
Hyatt Center, 24th Floor,
71 South Wacker Drive,
Chicago, Illinois 60606	289,204	7.4
Signia Capital Management, LLC (5)
108 N Washington St Ste 305
Spokane, WA 99201	202,585	5.2
Dimensional Fund Advisors, Inc. (6)
1299 Ocean Avenue
Santa Monica, CA 90401	198,268	5.1
Paradigm Capital Management, Inc. (7)
Nine Elk Street
Albany, NY 12207	216,350	5.5
Summa Industries 401(k) Plan Trust (8)	252,044	6.5
Michael L. Horst (9)	21,721	*
William R. Zimmerman (9)	20,025	*
James R. Swartwout (9)(10)	402,882	9.6
David McConaughy (9)	24,500	*
Jack L. Watts (9)	4,000	*
Charles A. Tourville (9)	9,000	*
Robert L. Underwood(9)	5,000	*
Trygve M. Thoresen (9)(10)	205,101	5.0
Paul A. Walbrun (9)(10)	124,610	3.1
Miriam C. Rivera (9)(10)	36,059	*
Thomas Habegger (11)	127,882	3.3
Alice Habegger (11)	127,882	3.3
Giovanni Volpi (11)	127,882	3.3
Harry Cardillo (11)	127,882	3.3
All directors and executive officers as a group (10 persons) (9)(10)	852,898	18.6

                 * Less than one percent.

       (1) Beneficial ownership is determined in accordance with the rules and regulations of the SEC, based on information furnished by each person listed. Ownership shown includes shares which each named stockholder has the right to acquire within sixty days of August 31, 2006. In calculating percentage ownership, all shares which a named stockholder has the right to so acquire are deemed outstanding for the purpose of computing the percentage ownership of that person, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Listed persons may disclaim beneficial ownership of certain Shares.

       (2) All information with respect to beneficial ownership of the Shares held directly or indirectly by Fidelity Management & Research Company (“Fidelity”) is based upon an Amendment No. 2 to Schedule 13G/A filed with the SEC on August  10, 2004 in which Fidelity described itself as an investment company.

       (3) All information with respect to beneficial ownership of the Shares held directly or indirectly by Kennedy Capital Management, Inc. (“Kennedy”) is based upon an Amendment No. 2 to Schedule 13G/A filed with the SEC on February 14, 2006 for the period ending December 31, 2005, in which Kennedy described itself as an investment advisor.

       (4) All information with respect to beneficial ownership of the Shares held directly or indirectly by Discovery Group I, LLC (“Discovery”) is based upon an Amendment No. 2 to a Schedule 13G/A filed with the SEC on February 7, 2006 for the period ending December 31, 2005, in which Discovery states that it is the general partner of Discovery Equity Partners, L.P., an entity that owns 265,769 Shares.

       (5) All information with respect to beneficial ownership of the Shares held directly or indirectly by Signia Capital Management, LLC (“Signia”) is based upon a Schedule 13G filed with the SEC on May 5, 2006, in which Signia described itself as an investment advisor.

       (6) All information with respect to beneficial ownership of the Shares held directly or indirectly by Dimensional Fund Advisors, Inc.(“Dimensional”) is based upon a Schedule 13F for the period ended June 30, 2006, in which Dimensional described itself as an investment advisor.

       (7) All information with respect to beneficial ownership of the Shares held directly or indirectly by Paradigm Capital Management, Inc. (“Paradigm”) is based upon an Amendment No. 1 to a Schedule 13G/A filed with the SEC on February 15, 2006 for the period ending December 31, 2005, in which Paradigm described itself as an investment advisor.

       (8) Consists entirely of Shares held in trust for participants in Summa’s 401(k) Plan, primarily Shares that were transferred into the 401(k) Plan upon consolidation of Summa’s Employee Stock Ownership Plan therein in 2002. The 401(k) Plan is administered by Summa, and the trustee of the 401(k) Plan trust is Bankers Trust Company, N.A. Voting rights for the Shares held in the 401(k) Plan trust are passed through to the beneficial owners thereof, and the trustee votes shares that are not otherwise voted in the same percentage as votes received. The administrator and the trustee disclaim beneficial ownership of Shares held by the 401(k) Plan trust, and the 401(k) Plan Shares are not reported as beneficially owned by the administrator or the trustee.

       (9) Includes currently exercisable stock options to purchase Shares and/or options that will be exercisable within sixty days of the August 31, 2006, as follows: Mr. Horst 6,000; Mr. Zimmerman 6,000; Mr. Swartwout 275,000; Mr. McConaughy 12,000; Mr. Watts 4,000; Mr. Tourville 7,000; Mr. Underwood 5,000; Mr. Thoresen 197,907; Mr. Walbrun 123,000; and Ms. Rivera 35,500.

(10) Includes Shares held in trust for such participant in Summa’s 401(k) Plan.

(11) All information with respect to Shares beneficially owned by Habasit Designees provided solely by Habasit, and in each case includes only the 127,882 Shares which Mr. Swartwout owns of record and which Habasit, an entity of which each of the Habasit Designees may be considered an affiliate, has the right to vote pursuant to the Stockholder Tender Agreement. Each of the Habasit Designees disclaims beneficial ownership of these Shares. The address of each Habasit Designee other than Mr. Cardillo is Romerstrasse 1, 4153 Reinach, Switzerland. Mr. Cardillo’s address is 305 Satellite Blvd., P.O. Box 80507, Suwanee, Georgia 30024.

DIRECTORS AND EXECUTIVE OFFICERS OF SUMMA

As noted in the introduction to this Information Statement, we entered into the Merger Agreement. The consummation of the Offer and the Merger would result in a change in control of our company. In addition, Mr. Swartwout has entered into the Stockholder Tender Agreement, pursuant to which he is obligated to vote in favor of the Merger and to tender all of his shares of our common stock into the Offer.

Current Directors

Name	Positions with Summa	Age	Director Since
David McConaughy (A)	Director	74	1990
Robert L. Underwood (C)	Director	61	2006
Michael L. Horst (A)	Director	60	1978
William R. Zimmerman	Director	79	1987
James R. Swartwout	Chairman, President, Chief Executive Officer & Chief Financial Officer	60	1990
Jack L. Watts (C)	Director	58	1999
Charles A. Tourville (A)(C)	Director	64	2002

    (A) Member of Audit Committee

     (C) Member of Compensation Committee

David McConaughy is a Principal and Partner of Data Management Resources, which supplies and maintains integrated business management systems. Previously, Mr. McConaughy was on the faculty of the University of Southern California Graduate School of Business, and had a strategic planning consulting practice. Mr. McConaughy also serves as a director of Data Management Resources. Mr. McConaughy holds a Masters in Business Administration and a PhD in Administrative Science and Economics from The Ohio State University. Mr. McConaughy is the Chairman of Summa’s Audit Committee.

Robert L. Underwood is a co-founder and Managing Partner of North American Business Development Companies, L.L.C., the General Partner of North American Funds. North American specializes in acquiring small businesses and developing them into significantly larger enterprises. Mr. Underwood is or has been a director of all North American portfolio companies and currently serves as the President and CEO of one such company, Polymer Corporation. Previously, Mr. Underwood was a Managing Partner of ISSS Ventures, President of Northern Capital Corporation, and Vice President of Heizer Corporation. Earlier in his career, Mr. Underwood held positions at TRW Inc., Lockheed Aircraft Corporation, the Office of the U.S. Secretary of Transportation, and the U.S. Office of Management and Budget. In addition to serving as director of North American portfolio companies, Mr. Underwood is a member of the Advisory Board for Santa Clara University’s Leavey School of Business. Mr. Underwood holds a Bachelor of Science degree in Mechanical Engineering and Masters and PhD degrees in Aeronautical and Astronautical Sciences, all from Stanford University, and a Masters in Business Administration from Santa Clara University. Mr. Underwood is a member of Summa’s Compensation Committee.

Michael L. Horst is a Senior Vice President of the Urban Land Institute (“ULI”), a not-for-profit research and education organization based in Washington, D.C., whose mission is to provide responsible leadership in the use of land in order to enhance the total environment. Mr. Horst also has served as an Adjunct Professor on the faculty at the University of Southern California. Prior to joining ULI, Mr. Horst was a real estate consultant, educator and developer, and was an Affiliated Principal with EDAW, Inc., San Francisco, California, and a Vice President of Economics Research Associates where he practiced strategic planning for the real estate industry. Mr. Horst holds a Masters in Business Administration from

Stanford University and was a Loeb Fellow at the Harvard Design School. Mr. Horst is a member of Summa’s Audit Committee.

William R. Zimmerman is the Chief Executive Officer and President, a director and the sole shareholder of Zimmerman Holdings, Inc., a private investment company, and is the Chairman of the Board of WGC Corporation, formerly known as Westech Gear Corporation, its wholly-owned subsidiary. On July 2, 2002, Zimmerman Holdings filed a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Central District of California, followed in August 23, 2002 by WGC Corporation. At the time of their filings, neither Zimmerman Holdings nor WGC Corporation held any operating assets or conducted any ongoing business. Zimmerman Holdings and WGC Corporation each proposed its own separate Second Amended Chapter 11 Liquidation Plan, and both plans were confirmed by the Bankruptcy Court on August 26, 2003. Pursuant to their plans, both Zimmerman Holdings and WGC Corporation liquidated their respective assets. Among other things, Zimmerman Holding’s plan also provided for the cancellation of Mr. Zimmerman’s equity interest in Zimmerman Holdings.  On December 1, 2005, the Bankruptcy Court entered a Final Decree closing WGC Corporation’s bankruptcy case. On May 31, 2006, the Bankruptcy Court entered a Final Decree closing Zimmerman Holding’s case. Zimmerman Holdings is currently in the process of making distributions to its creditors in accordance with its plan. Mr. Zimmerman is currently President of Westech Realty LLC and previously served as President of Monogram Industries, Inc., President of Swedlow, Inc., and Executive Vice President of Avery International. Mr. Zimmerman also serves as a director of Adept, Inc., Life Script, Inc. and Pasadena Angels. Mr. Zimmerman holds a Bachelor of Science and a Masters degree in Industrial Management, both from the Sloan School of the Massachusetts Institute of Technology.

James R. Swartwout has been Chairman of the board of directors of Summa since August 1990, and Chief Executive Officer since July 1990. Prior to that he was President and Chief Operating Officer since August 1989. He joined Summa in October 1988 as its Executive Vice President and Chief Financial Officer. Before joining Summa, Mr. Swartwout was a principal in a private leveraged buyout venture. From April 1984 to December 1986, Mr. Swartwout was Executive Vice President of Delphian Corporation, Sunnyvale, California, a manufacturer of analytical instruments. He earlier worked for Farr Company, American Air Filter Co. and Eastman Kodak Co., and is a former U.S. Navy officer. Mr. Swartwout holds a Bachelor of Science degree in Industrial Engineering from Lafayette College and a Masters in Business Administration from the University of Southern California.

Jack L. Watts is a founding partner of The Portola Company, an investment partnership focused on acquisitions. Mr. Watts was the Chief Executive Officer of Portola Packaging, Inc., a manufacturer of plastic packaging products, from 1986 until 2005. Prior to 1986, Mr. Watts was founder and Chairman of Faraday Electronics, an original equipment manufacturer of software, computers and terminals. Mr. Watts also serves as a director of Portola Packaging, Inc., Portola Minerals Co., FloStor Engineering, and PPI Management Co. Mr. Watts holds a Bachelor of Science degree in Industrial Engineering from Oklahoma State University, a Masters in Business Administration from Stanford University, and a MSt. in Archaeology from Oxford University. Mr. Watts is a member of Summa’s Compensation Committee.

Charles A. Tourville was the President of Temcor, a designer, manufacturer and erector of custom engineered products, from 1998 to 2005, and currently is the President of HTI Filtration Corporation. Prior to 1998, Mr. Tourville was Senior Vice President of Temcor from 1995 through 1997. Mr. Tourville joined Temcor in 1990 as its Vice President of Finance and Administration. Before joining Temcor, Mr. Tourville was Vice President and Treasurer of PASCO Zinc Corporation, a chemical products manufacturer, from 1984 to 1989. Prior to joining PASCO, Mr. Tourville held management positions at Farr Company, a manufacturer of industrial filtration systems. Mr. Tourville also serves as a director of HTI Filtration Corporation. Mr. Tourville holds a Bachelor of Science degree in Finance and a Masters degree in Finance, both from California State University at Northridge. Mr. Tourville is a member of Summa’s Audit Committee and Chairman of Summa’s Compensation Committee.

Executive Officers

Name	Age	Position
James R. Swartwout	60	Chairman, President, Chief Executive Officer & Chief Financial Officer
Trygve M. Thoresen	42	Vice President of Business Development, Secretary & General Counsel
Paul A. Walbrun	64	Vice President & Controller
Miriam C. Rivera	48	Vice President of Human Resources

Mr. Swartwout has been Chairman of the Board of Directors of Summa since August 1990, and Chief Executive Officer since July 1990. Prior to that, he was President and Chief Operating Officer since August 1989. He joined Summa in October 1988 as its Executive Vice President and Chief Financial Officer. Before joining Summa, Mr. Swartwout was a principal in a private leveraged buyout venture. From April 1984 to December 1986, Mr. Swartwout was Executive Vice President of Delphian Corporation, Sunnyvale, California, a manufacturer of analytical instruments. He earlier worked for Farr Company, American Air Filter Co. and Eastman Kodak Co., and is a former U.S. Navy officer. Mr. Swartwout holds a Bachelor of Science degree in Industrial Engineering from Lafayette College and a Masters in Business Administration from the University of Southern California.

Mr. Thoresen has served as Vice President of Business Development, Secretary and General Counsel of Summa since August 2000, and was Vice President, Secretary and General Counsel from October 1997 until January 2000. From January 2000 until shortly before his return in August 2000, Mr. Thoresen served as Chief Operating Officer of an internet start-up venture. From January 1997 until its acquisition by Summa in October 1997, Mr. Thoresen served as Vice President—Finance, General Counsel and Assistant Secretary of Calnetics Corporation, Chatsworth, California. Prior to that, from September 1992 until January 1997, Mr. Thoresen was a corporate, mergers and acquisitions and securities attorney with Gibson, Dunn & Crutcher LLP, Irvine, California. From August 1989 until May 1992, Mr. Thoresen attended Hastings College of the Law. Prior to law school, Mr. Thoresen was a senior accountant at KPMG LLP, and he is a Certified Public Accountant in the State of California (inactive). In addition, Mr. Thoresen holds a Bachelor of Arts degree in Business Economics from the University of California, Santa Barbara.

Mr. Walbrun has served as Vice President and Controller of Summa since October 1997, and was Vice President, Secretary and Controller of Summa from October 1994 until October 1997. From July 1994 until its sale in June 1996, Mr. Walbrun served as Vice President and Controller of Summa’s former subsidiary, Morehouse-COWLES, Inc. Before joining Summa, Mr. Walbrun was the Director of Financial Reporting for Bird Medical Technologies, Inc. and Controller of Stackhouse, Inc., a Bird Medical Technologies manufacturing subsidiary, and is a former U.S. Navy officer. Mr. Walbrun holds a Bachelor of Business Administration with accounting major from the University of Wisconsin, Madison.

Ms. Rivera has served as Vice President of Human Resources of Summa since October 2002, and was Director of Human Resources of Summa from June 2000 until October 2002. From July 1995 to June 2000, Ms. Rivera served as Performance and Organizational Development Manager and Training and Development Coordinator for Case Swayne/Best Foods, a manufacturer of food products. From 1989 to July 1995, Ms. Rivera served as the Western Regional Training Manager and Senior Educational Consultant for an educational software company. Ms. Rivera holds a Masters of Science in Human Resource Design from the Claremont Graduate University, and is a certified Senior Professional in Human Resources (SPHR). In addition, Ms. Rivera holds a Bachelor of Arts degree in Secondary Education from Arizona State University, Tempe.

Board of Directors and Committees of the Board

Board of Directors

The Board of Directors of Summa is comprised of seven directors. The Board has determined that all of its members, with the exception of Mr. Swartwout, who is Chairman, President, Chief Executive Officer and Chief Financial Officer of Summa, qualify as “independent directors” under Rule 4350 of the Nasdaq Marketplace Rules.

In fiscal 2006, in addition to actions taken by unanimous written consent, there were seven meetings of the board of directors. Each director was present for 75% or more of the total number of meetings of the board of directors and committees of the Board on which he serves.

Summa’s Board of Directors has a process whereby holders of Summa equity may send communications to the Board’s attention. Any holder of Summa equity desiring to communicate with the Board of Directors, or one or more specific members thereof, should communicate in a writing addressed to Summa Industries, Board of Directors, c/o Secretary, 21250 Hawthorne Blvd., Suite 500, Torrance, California 90503 and sent by overnight mail or certified mail, return receipt requested. The Secretary of Summa has been instructed by the board of directors to promptly forward all such communications to the specified addressees thereof. The Board of Directors has a policy requesting all members attend each annual meeting of Summa’s stockholders, and all members were present at the previous year’s annual meeting of stockholders.

Summa has a long-standing Ethics Policy and a Code of Conduct which applies to all of Summa’s employees and non-employee directors, other than Article III (Financial Management) of the Code of Conduct, which applies to Summa’s principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions for Summa, and persons performing similar functions at each subsidiary of Summa. The Ethics Policy and the Code of Conduct are posted on Summa’s website, and Summa intends to post information regarding any amendment to or waiver of the Code of Conduct on its website within five business days of the date of any such amendment or waiver.

Committees of the Board

During fiscal 2006, we had two standing committees, the Audit Committee and Compensation Committee. These committees and the principal responsibilities of each are described below. Respective memberships on the various committees are identified in the list of directors in this document.

The Audit Committee

The Audit Committee held five meetings during fiscal 2006. The principal duties of the Audit Committee include responsibility for the appointment, compensation, retention and oversight of independent outside auditors, advising the board of directors on audit matters affecting Summa, reviewing with the auditors the scope of the audit engagement, and meeting with Summa’s management and independent outside auditors to discuss matters relating to internal accounting controls and results of audits performed. The Board of Directors has adopted a written charter for the Audit Committee which requires, among other matters, that the Audit Committee consist of at least three directors, all of whom must be independent. The current members of the Audit Committee are Messrs. McConaughy, Horst and Tourville, each of whom (a) is an “independent director” as defined under Rule 4200 of the Nasdaq Marketplace Rules, (b) meets the criteria for “independence” set forth in Rule 10A-3(b)(1) of the Exchange Act, (c) is able to read and understand fundamental financial statements, and (d) has past experience and background which results in each member’s financial sophistication, such that the board of directors has determined that each Audit Committee member is an “audit committee financial expert.”

The Compensation Committee

The Compensation Committee held two meetings during fiscal 2006. The principal duties of the Compensation Committee include administering Summa’s executive compensation programs, including establishing base salaries, discretionary bonuses and stock option grants for the Chief Executive Officer and other executive officers. The current members of the Compensation Committee are Messrs. Tourville, Underwood and Watts, each of whom is an “independent director” as defined under Rule 4200 of the Nasdaq Marketplace Rules.

Nominating Responsibilities of the Board of Directors

Summa does not have a standing nominating committee of the Board of Directors. Because all but one of Summa’s seven directors have been and are “independent directors” as defined by the applicable Nasdaq rules and regulations, Summa believes that a committee for matters typically addressed by a nominating committee is unnecessary. Although all of Summa’s directors participate in the consideration of each director nominee, the nomination of directors is determined by the vote of a majority of the independent directors of Summa, with non-independent directors abstaining, and with each nominee abstaining from the vote on himself. The Board of Directors does not have a formal policy regarding the consideration of director candidates recommended by security holders, but the Board will consider all such candidates, subject to the following:  to be considered, a candidate recommended by security holders should be recommended in writing to the Board of Directors not less than 120 days prior to the next annual meeting (using the prior annual meeting date plus one year as the date for the next annual meeting). Any such written submission shall be addressed to Summa Industries, Board of Directors, c/o Secretary, 21250 Hawthorne Blvd., Suite 500, Torrance, CA 90503, and sent by overnight mail or certified mail, return receipt requested. Any candidate so recommended by security holders must, at a minimum, (a) be fluent in the English language, (b) be independent in regard to Summa under all relevant definitions thereof, (c) have a record free of felony convictions or government censure, and (d) have at least ten years’ experience in one or a combination of the following areas: business, management, finance, accounting, marketing, manufacturing, international business, human resources or corporate or securities law. In general, Summa believes each and every current member of the Board of Directors has performed and is performing in a satisfactory manner, and the independent members of the Board typically recommend the re-election of each member willing and able to stand for re-election. To identify potential candidates not currently on the Board, Summa polls each member of the Board of Directors and each executive officer for recommendations, and considers senior officials at other successful public and private entities. Historically, Summa has not paid a fee to any third parties to identify or assist in identifying or evaluating potential director nominees.

Compensation of Directors

Non-employee directors of Summa receive a fee of $1,250 for each board of directors meeting attended and are reimbursed for travel expenses connected with a board of directors meeting. Non-employee directors serving on committees receive a $1,250 fee for each committee meeting attended. In addition, directors who are not employees of Summa are entitled to choose between an annual grant of (a) a Nonstatutory Stock Option to acquire up to 5,000 shares of Summa’s Shares issued under Summa’s stock option plans on the date of Summa’s annual meeting, with an exercise price equal to the trading price of Summa’s common stock on that date, or (b) $15,000 in cash. Non-employee directors serving on standing committees are currently entitled to choose between an annual grant of (c) a Nonstatutory Stock Option to acquire up to 2,000 additional shares, calculated in the same manner, or (d) $6,000 in cash (increased to $10,000 in cash for the Chairman of the Audit Committee and $7,000 in cash for the Chairman of the Compensation Committee). For fiscal 2006, each outside director elected to receive all cash. During fiscal 2006, non-employee directors David McConaughy and William R. Zimmerman each exercised a Nonstatutory Stock Option and each realized value of $11,875. In January 2006, non–employee director Robert L. Underwood was granted a Nonstatutory Stock Option to purchase 5,000 Shares for joining the Board.

EXECUTIVE COMPENSATION

The following summary compensation table sets forth all compensation paid or accrued by Summa for services rendered in all capacities during the three fiscal years ended August 31, 2006 by the Chief Executive Officer and the three other most highly compensated executive officers of Summa. There were no other executive officers of Summa whose total salary and bonus exceeded $100,000 in the 2006 fiscal year.

					Long-Term Compensation
	Annual Compensation				Awards		Payouts
Name and Principal Positions	Year	Salary $	Bonus $	Other $	Stock Awards $	Options #(2)	LTIP Payouts $	All Other Compensation $(3)
James R. Swartwout,	2006	385,000	(1)	—	—	—	—	9,595
Chairman, President, Chief	2005	379,616	—	—	—	—	—	7,727
Executive Officer &	2004	350,000	65,000	—	—	25,000	—	10,574
Chief Financial Officer
Trygve M. Thoresen,	2006	270,676	(1)	—	—	—	—	9,299
Vice President of	2005	246,923	50,000	—	—	20,000	—	8,569
Business Development,	2004	221,538	55,000	—	—	20,000	—	7,287
Secretary & General Counsel
Paul A. Walbrun,	2006	152,449	(1)	—	—	—	—	11,422
Vice President & Controller	2005	142,077	15,000	—	—	10,000	—	10,248
	2004	124,985	20,000	—	—	15,000	—	8,005
Miriam C. Rivera,	2006	142,617	(1)	—	—	—	—	9,463
Vice President of	2005	126,972	10,000	—	—	10,000	—	6,246
Human Resources	2004	94,454	10,000	—	—	10,000	—	5,634

       (1) The bonus to be paid to the named executives for fiscal 2006 has not been determined at the time of this filing, because the Compensation Committee of Summa’s Board determines the bonus based in part on Summa’s performance during such fiscal year, including how such performance is reflected in Summa’s financial statements for such fiscal year, and financial statements for fiscal 2006 are not yet available. Summa expects that such financial statements will be become available and the Compensation Committee will meet to determine the amount, if any, of the bonus during late September 2006 or early October 2006.

       (2) All options currently held by the named executive officers are Nonstatutory Stock Options with exercise prices per share based upon the market price of Summa’s Shares on the date of grant.

       (3) The amounts disclosed in the All Other Compensation column consist of Summa contributions under its 401(k) Savings and Retirement Plan and the fair market value of each executive officer’s use of a Summa automobile, as follows. Mr. Swartwout: 401(k) matching contributions of $8,800 for 2006, $5,125 for 2005, and $5,721 for 2004; fair market value of his use of a Summa automobile of $795 for 2006, $2,602 for 2005, and $1,978 for 2004. Mr. Thoresen: 401(k) matching contributions of $7,928 for 2006, $5,125 for 2005, and $3,922 for 2004; fair market value of his use of a Summa automobile of $1,371 for 2006, $3,444 for 2005, and $3,365 for 2004. Mr. Walbrun: 401(k) matching contributions of $6,362 for 2006, $4,906 for 2005, and $3,455 for 2004; fair market value of his use of a Summa automobile of $5,060 for 2006, $5,342 for 2005, and $4,550 for 2004. Ms. Rivera: 401(k) matching contributions of $6,375 for 2006, $2,794 for 2005, and $2,534 for 2004; fair market value of her use of a Summa automobile of $3,088 for 2006, $3,452 for 2005, and $3,100 for 2004.

Stock Option Grants

The following table sets forth information concerning options granted to each of the named executive officers during fiscal 2006.

OPTION GRANTS IN LAST FISCAL YEAR

					Potential Realizable
	Individual Grants				Value at Assumed
		Percentage			Annual Rates of
		of Total Options Granted to	Exercise		Stock Price Appreciation for Option Term ($)(2)
Name	Options Granted(#)(1)	Employees in Fiscal 2006(%)	Price per Share($)	Expiration Date	5%	10%
James R. Swartwout	—	—	—	—	—	—
Trygve M. Thoresen	20,000	30.5	7.75	11/1/2010	$42,824	$94,629
Paul A. Walbrun	10,000	15.3	7.75	11/1/2010	$21,412	$47,315
Miriam C. Rivera	10,000	15.3	7.75	11/1/2010	$21,412	$47,315

       (1) All options granted in fiscal 2006 are Nonstatutory Stock Options with exercise prices per share based upon the market price of Summa’s Shares on November 1, 2005, the date of grant. All of the option grants set forth in the table above vest annually in one-forth increments commencing with the first anniversary of the grant date. During 2005, the Board of Directors acted to accelerate the vesting of most outstanding stock options, other than those set forth above, all of which contained exercise prices greater than the market trading price at that time.

       (2) Potential realizable value is based on an assumption that the market price of the stock appreciates at the stated rate, compounded annually, from the date of grant to the expiration date. These values are calculated pursuant to requirements promulgated by the Securities and Exchange Commission and do not reflect Summa’s estimate of future stock price appreciation. Actual gains, if any, are dependent on the future market price of the Shares.

Stock Option Exercises

The following table sets forth information regarding options exercised during fiscal 2006 by executive officers of Summa, as well as the aggregate value of unexercised options held by each executive officer at August 31, 2006. Summa has no stock appreciation rights, either freestanding or in tandem with options.

AGGREGATED OPTION EXERCISES
IN LAST FISCAL YEAR AND
FISCAL YEAR END OPTION VALUES

	Shares Acquired on	Value	Number of Unexercised Options at Fiscal Year End(#)		Value of Unexercised In-The-Money Options at Fiscal Year End ($)(1)
Name	Exercise	Realized($)	Exercisable	Unexercisable	Exercisable	Unexercisable
James R. Swartwout	25,000	65,900	275,000	—	25,375	—
Trygve M. Thoresen	—	—	197,907	20,000	273,531	15,200
Paul A. Walbrun	—	—	123,000	10,000	53,685	7,600
Miriam C. Rivera	—	—	35,500	10,000	6,020	7,600

       (1) Calculated based upon the closing price of Summa’s Shares as reported on the Nasdaq Global Market on August 31, 2006, which was $8.51 per share.

401(k) Plan

Summa maintains the Summa Industries 401(k) Savings & Retirement Plan (the “401(k) Plan”) in compliance with relevant ERISA regulations. The 401(k) Plan allows employees to defer specified percentages of their compensation in a tax-deferred trust. Summa may make matching contributions to the 401(k) Plan and may make additional profit-sharing contributions at the discretion of the board of directors. The total matching contribution made by Summa to all employees’ 401(k) Plan accounts in fiscal 2006 was $539,000. Summa’s profit sharing contributions for fiscal 2006 have not been determined at the time of this filing. Each of the named executive officers participates in the 401(k) Plan.

Agreements with Executive Officers

The following summary of the general terms of agreements with our executive officers is subject to and qualified by the complete text of these agreements, forms of which have been filed with or incorporated by reference into our periodic reports under the Exchange Act.

Existing Employment Agreements with Summa

In June 2001, Summa and Messrs. Swartwout, Thoresen and Walbrun entered into amended and restated employment agreements replacing prior existing agreements, and Ms. Rivera entered into an employment agreement. Consistent with prior arrangements, under the agreements Messrs. Swartwout, Thoresen and Walbrun and Ms. Rivera are to be paid annual base salaries to be determined by the Compensation Committee of the board of directors, and annual bonuses of up to 50% of base salary in the case of Mr. Swartwout and up to 40% of base salary in the case of Messrs. Thoresen and Walbrun and Ms. Rivera, to be determined by the Compensation Committee based upon the factors set forth below in the discussion of the board of directors Compensation Committee.

In the event of termination of employment other than for cause, Mr. Swartwout would be entitled to severance pay equal to twelve months of his current base salary, and Messrs. Thoresen and Walbrun would each be entitled to receive six months of their respective base salaries. In the event of a “change in control” of Summa (defined as the acquisition by a person or group of either 30% or more of Summa’s voting power or the right to elect a majority of Summa’s directors, the sale of 50% or more of the total fair market value of Summa’s assets, or a specified change in the composition of the board of directors), and regardless of whether employment is terminated as a result of such event, Mr. Swartwout would be entitled to receive as a bonus an amount equal to two year’s base salary, and Messrs. Thoresen and Walbrun would each be entitled to receive one year’s base salary and bonus. The consummation of the Offer would constitute a “change in control” under these agreements, entitling Messrs. Swartwout, Thoresen and Walbrun to the amounts disclosed in Item 3 of the Schedule 14D–9 to which this Information Statement is attached as Schedule II under the heading “Employment Agreements with Change of Control Provisions.” In addition, if employment is terminated within two years following a change in control, then, unless such termination is for cause, Mr. Swartwout would be entitled to receive an additional bonus equal to two year’s base salary and bonus, and Messrs. Thoresen and Walbrun and Ms. Rivera would each be entitled to receive one year’s base salary and bonus if their respective employment was so terminated, all subject to reduction if such bonuses would trigger certain negative tax consequences to Summa.

New Employment Agreements with Purchaser

On September 6, 2006, Purchaser entered into a new employment agreement with Mr. Swartwout dated as of August 31, 2006, and an amended and restated employment agreement with Mr. Thoresen dated as of August 31, 2006. Both of these new employment agreements become effective, if at all, only upon the consummation of the Merger. Both agreements have an initial term, subject to earlier termination, and thereafter will continue in effect unless terminated in accordance with the employment agreement. Both new employment agreements also have customary confidentiality, indemnification and non-compete provisions.

The employment agreement with Mr. Swartwout will supersede, at the effective time of the Merger, our amended and restated employment agreement with Mr. Swartwout dated June 1, 2001. The agreement sets forth the terms of his employment with Purchaser as its president, chief executive officer and chief financial officer and provides for, among other matters: (1) an initial term of three years, (2) a base salary of $385,000 per annum, (3) performance-based cash bonuses of up to $195,000 per annum based on the achievement of specific goals set forth in the agreement, and (4) discretionary special bonuses awarded by the Summa board of directors in consideration of the accomplishment of corporate development or other extraordinary objectives. Under the employment agreement, Summa may terminate the employment agreement for cause (as that term is defined in his employment agreement) at any time or without cause effective on or after the expiration of the initial term with not less than one year’s notice. In the event that Mr. Swartwout’s employment is terminated by us without cause, or is terminated by Mr. Swartwout for good reason (as that term is defined in his employment agreement), during the initial term for reasons other than death, total disability (as that term is defined in his employment agreement) or cause, Mr. Swartwout will be entitled to a severance payment equal to his then-current base salary for the remainder of the initial term or, if greater, one year.

The employment agreement with Mr. Thoresen will amend and restate, at the effective time of the Merger, our amended and restated employment agreement with Mr. Thoresen dated June 1, 2001. The agreement sets forth the terms of his employment with Summa as our vice president of business development, general counsel and secretary and provides for, among other matters: (1) an initial term of two years and successive renewal terms of one year, (2) a base salary of $275,000 per annum, and (3) performance-based cash bonuses of up to 40% of base salary per annum based on the achievement of specific goals in accordance with the terms of a bonus plan or arrangement adopted and administered by our board of directors for our senior executives. Under the employment agreement, Purchaser may terminate the employment agreement for cause (as that term is defined in his employment agreement) at any time or without cause effective prior to the expiration of the initial term with not less than twelve months notice, or without case effective at the expiration of the initial term with not less than 30 days notice. However, if Summa terminates Mr. Thoresen’s employment without cause (as that term is defined in his employment agreement), or Mr. Thoresen terminates his employment for good reason (as that term is defined in his employment agreement), Mr. Thoresen will be entitled to a severance payment equal to his then-current base salary for the remainder of the initial term or renewal term, as applicable.

Report of the Compensation Committee on Executive Compensation

The Compensation Committee appointed by the Board of Directors generally administers Summa’s executive compensation programs. The Compensation Committee consists solely of independent directors. It is the policy of the Compensation Committee to establish compensation levels for executive officers which reflect Summa’s overall performance, responsibilities and contributions to the long-term growth and profitability of Summa. The Compensation Committee determines compensation based on its evaluation of Summa’s overall performance, including various quantitative factors, primarily Summa’s financial performance, sales and earnings compared to Summa’s operating plan, as well as various qualitative factors such as new product development, Summa’s product and service quality, the extent to which the executive officers have contributed to forming a strong management team, and other factors which the Committee believes are indicative of Summa’s ongoing ability to achieve its long-term growth and profit objectives. In determining the base salary and bonus for fiscal year 2005 for James R. Swartwout, the Chief Executive Officer of Summa, the Compensation Committee considered the foregoing factors, and in determining Mr. Swartwout’s base salary and bonus for fiscal year 2006, the Compensation Committee will consider those same factors. From time to time, the Compensation Committee makes its decisions in concert with all outside members of the Board of Directors.

Base Salary and Discretionary Bonus. The principal component of the compensation of the executive officers is their base salaries. The Compensation Committee also retains discretion to award bonuses based on corporate or individual performance. The Compensation Committee evaluates the practices of various industry groups, market data, including data obtained from time to time from outside compensation consultants, and other economic information to determine the appropriate ranges of base salary levels which will enable Summa to retain and incentivize the Chief Executive Officer and other executive officers. Throughout the year, the members of the Compensation Committee review the corporate and individual performance factors described above. The Compensation Committee, based upon its review of performance for the previous year and its review of Summa’s operating plan, establishes salary levels and awards any bonuses to the Chief Executive Officer and the other executive officers. In recent years, the Compensation Committee has given more weight to general economic factors and corporate profitability in its determination of the Chief Executive Officer’s bonus.

Stock Options. The Compensation Committee also considers the grant of stock options to Summa’s key employees, including the executive officers. The purpose of the stock option program is to provide incentives to Summa’s management and other employees to work to maximize stockholder value. The option program also utilizes vesting periods to encourage key employees to continue in the employ of Summa. Individual amounts of stock option grants to executive officers are derived based upon review of competitive compensation practices with respect to the same or similar executive positions, overall corporate performance and individual performance.

Compensation Committee:

Charles A. Tourville (Chairman)
Robert L. Underwood
Jack L. Watts

Compensation Committee Interlocks and Insider Participation

During the last completed fiscal year, Messrs. Tourville, Underwood and Watts served as members of the Compensation Committee. No member of the Compensation Committee was or is an officer or employee of Summa. The Compensation Committee reviews the performance and establishes the compensation of Messrs. Swartwout, Thoresen and Walbrun and Ms. Rivera. There are no compensation committee interlocks between Summa’s Compensation Committee and other entities involving Summa’s executive officers and committee members who serve as executive officers or committee members of such other entities.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires Summa’s executive officers and directors, and persons who beneficially own more than ten percent of a registered class of Summa’s equity securities, to file reports of beneficial ownership and reports of changes in beneficial ownership (Forms 3, 4 and 5) with the Securities and Exchange Commission and Nasdaq. Executive officers, directors and such more than ten percent beneficial owners are required to furnish Summa with copies of all such Section 16(a) forms they file.

To Summa’s knowledge, based solely upon Summa’s review of such reports or written representations from certain reporting persons that no reports were required, Summa believes that during fiscal 2006, all of its directors and executive officers complied with Section 16(a) requirements and all such forms were filed on a timely basis.

STOCK PRICE PERFORMANCE

Performance Graph

The following graph compares the cumulative total stockholder return on Summa’s Shares for the last five fiscal years with the cumulative total return on the Russell 2000 Index and a peer group of companies chosen by Summa (the “Peer Group”) over the same period (assuming the investment of $100 in Summa’s Shares, the Russell 2000 Index and the Peer Group on September 1, 2001 with all dividends reinvested). The companies comprising the Peer Group are more similar to Summa in lines of business, size and market capitalization than any readily available industry index of which Summa is aware.

The Peer Group is comprised of the following companies: Atlantis Plastics, Inc.; Core Molding Technologies, Inc.; Lamson & Sessions Co.; Myers Industries, Inc.; PW Eagle, Inc.; Reunion Industries, Inc.; Rotonics Manufacturing, Inc.; and Spartech Corporation.

                 * $100 invested on 8/31/01 in stock or index-including reinvestment of dividends.
Fiscal year ended August 31.

The information contained in the Five-Year Performance Graph shall not be deemed to be “soliciting material” or to be “filed” with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that we specifically incorporate it by reference in such filing.